Exhibit (a)(1)(A)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of

WEBMD HEALTH CORP.
at
$66.50 Net Per Share
by
DIAGNOSIS MERGER SUB, INC.
a wholly-owned subsidiary of
MH SUB I, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK
CITY TIME, ON SEPTEMBER 7, 2017, UNLESS THE OFFER IS EXTENDED.

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of July 24, 2017 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among MH Sub I, LLC, a Delaware limited liability company (“Parent”), Diagnosis Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (the “Purchaser”), and WebMD Health Corp., a Delaware corporation (“WebMD”). The Purchaser is offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of WebMD (“Shares”) at a price of $66.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, the Purchaser will merge with and into WebMD (the “Merger”), with WebMD continuing as the surviving corporation in the Merger and as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). As a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time (defined below) of the Merger (other than Shares held in the treasury of WebMD or owned by any direct or indirect wholly-owned subsidiary of WebMD and Shares owned by Parent, the Purchaser or any direct or indirect wholly-owned subsidiary of Parent, or by any stockholders of WebMD who have properly exercised their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will at the Effective Time of the Merger be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding taxes.

On July 23, 2017, after careful consideration, the board of directors of WebMD (the “WebMD Board”) (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement (the “Transactions”) are fair to and in the best interests of WebMD and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by WebMD of the Merger Agreement and the consummation of the Transactions, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (v) resolved to recommend that holders of Shares accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

There is no financing condition to the Offer. The Offer is subject to the satisfaction of the “Minimum Condition” and other conditions described in Section 15—“Certain Conditions of the Offer.” If the number of Shares tendered in the Offer is insufficient to cause the Minimum Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) WebMD’s stockholders will not receive the Offer Price or Merger Consideration pursuant to the Offer or Merger, as applicable. A summary of the principal terms of the Offer appears on pages 1 through 9 of this Offer to Purchase under the heading “Summary Term Sheet.” You should read this Offer to Purchase and the other documents to which this Offer to Purchase refers carefully before deciding whether to tender your Shares.

The Information Agent for the Offer is:

501 Madison Avenue, 20th floor
New York, New York 10022

Stockholders may call toll free: (877) 456-3524
Banks and Brokers may call collect: (212) 750-5833

IMPORTANT

If you desire to tender all or any portion of your Shares to the Purchaser pursuant to the Offer, you must (a) follow the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” below or (b) if your Shares are held by a broker, dealer, commercial bank, trust company or other nominee, contact such nominee and request that they effect the transaction for you and tender your Shares.

If you desire to tender your Shares to the Purchaser pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or cannot deliver all required documents to the Depositary and Paying Agent (as defined below) by the expiration of the Offer, you may tender your Shares to the Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase.

Beneficial owners of Shares holding their Shares through nominees should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners holding Shares through a broker, dealer, commercial bank, trust company or other nominee and who wish to participate in the Offer should contact such nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to Innisfree M&A Incorporated (“Innisfree”), acting as information agent for the Offer (the “Information Agent”), at the address and telephone number set forth for the Information Agent on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may also be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is a criminal offense.

SUMMARY TERM SHEET

Diagnosis Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of MH Sub I, LLC, a Delaware limited liability company, is offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of WebMD Health Corp., a Delaware corporation, at a price of $66.50, net to the seller in cash without interest and less any applicable withholding taxes, as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal.

The following are some questions you, as a stockholder of WebMD (as defined below), may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal. We have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning WebMD contained herein and elsewhere in this Offer to Purchase has been provided to Parent (as defined below) and the Purchaser (as defined below) by WebMD or has been taken from or is based upon publicly available documents or records of WebMD on file with the U.S. Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer (as defined in the “Introduction” to this Offer to Purchase). Parent and the Purchaser have not independently verified the accuracy and completeness of such information. Parent and the Purchaser have no knowledge that would indicate that any statements contained herein relating to WebMD provided to Parent and the Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect. The following are some questions you, as a stockholder of WebMD, may have and answers to those questions. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers available on the back cover of this Offer to Purchase. Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to the Purchaser and where appropriate, Parent and the Purchaser, collectively.

Securities Sought	All issued and outstanding shares of common stock, par value $0.01 per share (“Shares”), of WebMD Health Corp., a Delaware corporation (“WebMD”).

Price Offered Per Share	$66.50 per Share, net to the seller in cash (the “Offer Price”), without interest and less any applicable withholding taxes.

Scheduled Expiration of Offer	11:59 P.M., New York City time, on September 7, 2017, unless the Offer is extended or terminated. See Section 1—“Terms of the Offer.”

Purchaser
Diagnosis Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of MH Sub I, LLC (“Parent”), a Delaware limited liability company. KKR North America Fund XI L.P. (“KKR NAXI”) is an affiliate of an alternative investment vehicle that is the controlling stockholder of both Parent and the Purchaser.

WebMD’s Board of Directors Recommendation	The board of directors of WebMD (the “WebMD Board”) recommended that the stockholders of WebMD tender their Shares in the Offer.

Who is offering to buy my Shares?

The Purchaser is offering to purchase all of the issued and outstanding Shares. The Purchaser is a Delaware corporation which was formed for the sole purpose of making the Offer and completing the process by which WebMD will become a subsidiary of Parent through the merger of the Purchaser with and into WebMD (“the Merger”). KKR NAXI is an affiliate of an alternative investment vehicle that is the controlling stockholder of both Parent and the Purchaser. See the “Introduction,” Section 8—“Certain Information Concerning Parent and the Purchaser” and Schedule I—“Directors and Executive Officers of the Purchaser, Parent, KKR NAXI and Controlling Entities.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the issued and outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1—“Terms of the Offer.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $66.50 per Share, net to you in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker or nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. The Agreement and Plan of Merger entered into by Parent, the Purchaser and WebMD on July 24, 2017 provides, among other things, for the terms and conditions of the Offer and the Merger. See Section 11—“The Merger Agreement” and Section 15—“Certain Conditions of the Offer.”

What are the most significant conditions of the Offer?

The obligation of the Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement (the “Offer Conditions”), including, among other things:

•	the number of Shares validly tendered and not validly withdrawn prior to the expiration of the Offer (but excluding Shares tendered pursuant to guaranteed delivery that have not yet been “received,” as such term is defined in Section 251(h)(6) of the DGCL), that when added to Shares owned by Parent and its subsidiaries, representing a majority of all Shares outstanding as of the expiration of the Offer (the “Minimum Condition”) (it being understood that, for purposes of calculating whether the Minimum Condition has been satisfied the aggregate number of Shares outstanding will (i) include, without duplication, Shares issuable in respect of (A) WebMD stock options for which the holders thereof have satisfied all of the requirements for exercise thereof prior to the expiration of the Offer, (B) restricted stock units for which the holders thereof have satisfied all of the requirements for vesting thereof prior to the expiration of the Offer, (C) convertible securities for which the holders thereof have satisfied all of the requirements for conversion prior to the expiration of the Offer, and (ii) not include Shares held in treasury by WebMD as of the expiration of the Offer or any other Shares acquired by WebMD prior to the expiration of the Offer);
•	the expiration or termination of any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and, to the extent applicable, obtaining all clearances and authorizations required by the antitrust laws of Germany and Austria (the “Regulatory Condition”);
•	no governmental authority of competent jurisdiction having enacted, issued, promulgated, enforced or entered into any law, judgment, injunction, order, decree or similar requirement that is in effect and enjoins or otherwise prohibits or makes illegal the consummation of the Offer, the acquisition of Shares by Parent or the Purchaser, the Merger or the other transactions contemplated by the Merger Agreement (collectively, the “Restraint Condition”);
•	the accuracy of WebMD’s representations and warranties contained in the Merger Agreement (subject to de minimis, materiality and Material Adverse Effect (as defined in the Merger Agreement and described in Section 11—“The Merger Agreement”) qualifiers (the “Representations Condition”);
•	WebMD having performed or complied with in all material respects each covenant, agreement and obligation required by the Merger Agreement to be performed or complied with by it prior to or on the Expiration Date (the “Covenants Condition”);

•	the absence, since the date of the Merger Agreement, of any event, circumstance, change, development or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect (defined in the Merger Agreement and described in Section 11—“The Merger Agreement”) (the “MAE Condition”)
•	the delivery by WebMD to Parent of a certificate, dated as of the then-scheduled Expiration Date, certifying that the Representations Condition, the Covenants Condition and the MAE Condition have been satisfied;
•	the 17 consecutive business day marketing period for Parent’s debt financing to begin no earlier than September 6, 2017 and subject to certain blackout periods described in the Merger Agreement (the “Marketing Period”) having been completed; and
•	the Merger Agreement having not been terminated in accordance with its terms (the “Termination Condition”).

See Section 15—“Certain Conditions of the Offer.”

Do you have the financial resources to pay for all of the issued and outstanding Shares that you are offering to purchase in the Offer and to consummate the Merger and the other transactions contemplated by the Merger Agreement?

The Purchaser estimates that it will need up to approximately $4.0 billion to purchase all of the issued and outstanding Shares in the Offer, to provide funding for the consideration to be paid in the Merger, to refinance WebMD’s existing indebtedness and to pay related fees and expenses at the closing of the Transactions. Parent has received the Debt Commitment Letter, pursuant to which its lenders have agreed to provide it with (i) a $1,040 million incremental senior secured First Lien Term Loan Facility (as defined in Section 9—“Source and Amount of Funds”); (ii) a $650 million incremental senior secured Second Lien Term Loan Facility (as defined in Section 9—“Source and Amount of Funds”); and (iii) a $150 million senior secured incremental Revolving Credit Facility (as defined in Section 9—“Source and Amount of Funds”). Subject to certain conditions, the term loans provided with respect to the Debt Financing will be fully drawn on the date of the closing of the Merger and available to the Borrowers (as the term is defined in the Debt Commitment Letter), to finance the Offer and the Merger, pay related fees and expenses and refinance a portion of Parent’s existing indebtedness. In addition, KKR NAXI has provided to Parent an equity commitment equal to $1.1 billion. Parent will contribute or otherwise advance to the Purchaser the proceeds of the equity commitment and debt commitment, which, together with Parent’s and WebMD’s approximately $1.4 billion of available cash following the Merger, will be sufficient to pay the Offer Price for all Shares tendered in the Offer, to pay the consideration to be paid in the Merger, to refinance WebMD’s existing indebtedness and to pay all related fees and expenses. Funding of the Debt Financing and the Equity Financing (as defined below) is subject to the satisfaction of various conditions set forth in the Debt Commitment Letter and the Equity Commitment Letter.

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the consideration offered in the Offer consists solely of cash;
•	the Offer is being made for all issued and outstanding Shares;
•	if we consummate the Offer, subject to the satisfaction or waiver of certain conditions, we have agreed to acquire all remaining Shares for the same cash price in the Merger;
•	the Offer is not subject to any financing condition; and
•	we have all of the financial resources, including committed debt and equity financing, sufficient to finance the Offer and the Merger.

See Section 9—“Source and Amount of Funds.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately all of the equity interests in, WebMD. If the Offer is consummated, Parent intends, as soon as practicable after consummation of the Offer, to have the

Purchaser merge with and into WebMD, with WebMD as the surviving corporation (the “Surviving Corporation”). Upon consummation of the Merger, the Surviving Corporation would be a wholly-owned subsidiary of Parent. See Section 12—“Purpose of the Offer; Plans for WebMD.”

What does the WebMD Board think about the Offer?

We are making the Offer pursuant to the Merger Agreement, which has been approved by the WebMD Board. After careful consideration, the WebMD Board has:

•	determined that the Merger Agreement and the Transactions are fair to and in the best interests of WebMD and its stockholders;
•	declared it advisable to enter into the Merger Agreement;
•	approved the execution, delivery and performance by WebMD of the Merger Agreement and the consummation of the Transactions;
•	resolved that the Merger shall be effected under Section 251(h) of the DGCL; and
•	resolved to recommend that holders of Shares accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

A more complete description of the WebMD Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in WebMD’s Solicitation/Recommendation Statement on Schedule 14D-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that is being mailed to the stockholders of WebMD concurrently herewith. See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with WebMD.”

Has the WebMD Board received a fairness opinion in connection with the Offer and the Merger?

Yes. J.P. Morgan Securities LLC (“J.P. Morgan”), the financial advisor to WebMD, delivered an oral opinion to WebMD Board on July 23, 2017, and subsequently confirmed by delivery of a written opinion from J.P. Morgan dated as of July 24, 2017 to the effect that, as of such date and based upon and subject to the factors and assumptions set forth in J.P. Morgan’s written opinion, the consideration to be paid to the holders of shares of WebMD’s common stock in the Offer and Merger was fair, from a financial point of view, to such holders. The full text of J.P. Morgan’s written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, will be included as an annex to the Schedule 14D-9. Stockholders are urged to read the full text of that opinion carefully and in its entirety.

How long do I have to decide whether to tender my Shares in the Offer?

If you desire to tender all or any portion of your Shares to the Purchaser pursuant to the Offer, you must comply with the procedures described in this Offer to Purchase and the Letter of Transmittal, as applicable, by the Expiration Date. The term “Expiration Date” means 11:59 P.M., New York City time, on September 7, 2017, unless, in accordance with the Merger Agreement, the Offer has been extended, in which event the term “Expiration Date” means such later time and date to which the Offer has been extended; provided, however, that the Expiration Date may not be extended beyond December 23, 2017 (the “Outside Date”) or the valid termination of the Merger Agreement.

If you desire to tender all or any portion of your Shares to the Purchaser pursuant to the Offer and you cannot deliver everything that is required in order to make a valid tender by the Expiration Date, you may be able to use a guaranteed delivery procedure by which a broker, a bank or a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”) may guarantee that the missing items will be received by the Depositary and Paying Agent within two NASDAQ Global Select Market (the “Nasdaq”) trading days. Shares delivered by a Notice of Guaranteed Delivery will not be counted by the Purchaser toward the satisfaction of the Minimum Condition; therefore it is preferable for Shares to be tendered by the other methods described herein. For the tender to be valid, however, the Depositary and Paying Agent must receive the missing items within such two-trading-day period. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that such institutions may establish their own earlier deadline for tendering Shares in the Offer.

Accordingly, if you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact such institution as soon as possible in order to determine the times by which you must take action in order to tender Shares in the Offer.

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights and WebMD’s rights to terminate the Merger Agreement in accordance with its terms or terminate the Offer under certain circumstances:

•	the Purchaser will, and Parent will cause the Purchaser to (a) extend the Offer for any minimum period or periods required by applicable law, required by applicable rules, regulations, interpretations or positions of the SEC or its staff or required by any of the rules and regulation, including listing standards, of the Nasdaq or any other United States national securities exchange registered under the Exchange Act on which Shares are then traded, (b) in the event that any of the Offer Conditions are not satisfied or waived, as of any then-scheduled Expiration Date, extend the Offer for successive extension periods of five business days each until all of the Offer Conditions are satisfied or waived or (c) if at any then-scheduled Expiration Date, WebMD has brought any action in accordance with the Merger Agreement to enforce specifically the performance of the terms and provisions of the Merger Agreement, extend the Offer (1) for the period during which such actions is pending or (2) for such other time period established by the court presiding over such action, provided that in the case of clauses (a), (b) and (c), (A) in no event will the Purchaser be required to extend the Offer beyond the earlier to occur of (1) the date the Merger Agreement is terminated in accordance with its terms or (2) the Outside Date and (B) if the Marketing Period has ended and the sole then-unsatisfied Offer Condition is the Minimum Condition, the Purchaser may, and WebMD may require the Purchaser to, extend the Offer for up to four occasions in consecutive periods of five business days; and
•	in addition, if, at the then-scheduled Expiration Date, (A) the full amount of the Debt Financing will not be available to be funded at the consummation of the Offer and the closing of the Merger (other than as a result of certain breaches by Parent or the Purchaser of the Merger Agreement as set forth therein) and (B) Parent and the Purchaser acknowledge and agree in writing that (1) WebMD may, at any time following such then-scheduled Expiration Date, terminate the Merger Agreement pursuant to its terms and receive the termination fee as set forth in the Merger Agreement and (2) all Offer Conditions set forth in clauses (iv) to (vi) of Section 15—“Conditions of the Offer” will be deemed to have been satisfied or waived at the Expiration Date of the Offer after giving effect to any such extension, the Purchaser will have the right, in its sole discretion, to extend the Offer on up to four occasions in consecutive increments of five business days each (each such increment to end at 11:59 P.M., New York City time, on the last business day of such increment) (or such other duration as may be agreed to by Parent and WebMD); provided that the Purchaser will not be permitted to extend the Offer to a date later than the Outside Date.

If we extend the time period of the Offer, this extension will extend the time that you will have to tender your Shares. See Section 1—“Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary and Paying Agent of that fact and will make a public announcement of the extension not later than 9:00 A.M., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

If you wish to accept the Offer and:

•	you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you should contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered in accordance with the procedures described in this Offer to Purchase and the Letter of Transmittal;
•	you are a record holder (i.e., a stock certificate has been issued to you and registered in your name or your Shares are registered in “book entry” form in your name with WebMD’s transfer agent), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to

Purchase for book-entry transfer), together with a properly completed and duly executed Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof) or an Agent’s Message (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares” below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, to the Depositary and Paying Agent. These materials must reach the Depositary and Paying Agent before the Offer expires;

•	you are a record holder, but your stock certificate is not available or you cannot deliver it to the Depositary and Paying Agent before the Offer expires, you may be able to obtain two additional Nasdaq trading days to tender your Shares using the enclosed Notice of Guaranteed Delivery; or
•	if you have Shares attributable to your individual account under the WebMD 401(k) Savings Plan (the “WebMD 401(k) Plan”), you will have to complete the Direction Form to instruct the WebMD 401(k) Plan Trustee to tender your shares. Detailed instructions are contained in the Letter of Direction to WebMD Health Corp. 401(k) Savings Plan Participants to be sent by the plan administrator.

See the Letter of Transmittal and Section 3—“Procedures for Accepting the Offer and Tendering Shares” for more information.

May I withdraw Shares I previously tendered in the Offer? Until what time may I withdraw tendered Shares?

Yes. You may withdraw previously tendered Shares any time prior to the Expiration Date and, if not previously accepted for payment, at any time after October 6, 2017, the date that is 60 days after the date of the commencement of the Offer, pursuant to SEC regulations, by following the procedures for withdrawing your Shares in a timely manner. To withdraw your Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary and Paying Agent for the Offer, while you have the right to withdraw your Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct your broker, dealer, commercial bank, trust company or other nominee prior to the Expiration Date to arrange for the withdrawal of your Shares in a timely manner. See Section 4—“Withdrawal Rights.”

Do I have to vote to approve the Offer or the Merger?

Your vote is not required to approve the Offer. You only need to tender your Shares if you choose to do so. If following the completion of the Offer, such Shares accepted for payment pursuant to the Offer or otherwise owned by us equal at least a majority of the then-outstanding Shares and the other conditions of the Merger are satisfied or waived, assuming certain statutory requirements are met, we will be able to consummate the Merger pursuant to Section 251(h) of the DGCL without a vote or any further action by the stockholders of WebMD. See Section 12—“Purpose of the Offer; Plans for WebMD.”

If the Offer is successfully completed, will WebMD continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger in accordance with Section 251(h) of the DGCL, and no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of WebMD will be required in connection with the Merger. If the Merger takes place, WebMD will no longer be publicly-owned. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. If you decide not to tender your Shares in the Offer and the Merger occurs as described above, you will receive as a result of the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer. Upon consummation of the Merger, WebMD’s common stock will no longer be eligible to be traded on the Nasdaq or any other securities exchange, there will not be a public trading market for the common stock of WebMD, and WebMD will no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See Section 13—“Certain Effects of the Offer.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. None of the Purchaser, Parent or WebMD are under any obligation to pursue or consummate the Merger if the Offer has not been earlier consummated.

Do I have appraisal rights in connection with the Offer and the Merger?

Appraisal rights are not available as a result of the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer and who are entitled to demand and properly demand appraisal of such Shares pursuant to, and comply in all respects with, the applicable provisions of Delaware law, will be entitled to appraisal rights under Delaware law. See Section 17—“Appraisal Rights”

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares pursuant to the Offer and the Merger occurs as described herein, you will receive as a result of the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares pursuant to the Offer, net of applicable withholding taxes and without interest.

Subject to certain conditions, if we purchase Shares in the Offer, we are obligated under the Merger Agreement to cause the Merger to occur.

Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote by the stockholders of WebMD will be required in connection with the consummation of the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger. See Section 12—“Purpose of the Offer; Plans for WebMD.”

If the number of Shares tendered in the Offer is insufficient to cause the Minimum Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) WebMD’s stockholders will not receive the Offer Price or Merger Consideration pursuant to the Offer or Merger, as applicable.

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL, we expect the Merger to occur as soon as practicable following the Acceptance Time (as defined in the Merger Agreement) without a subsequent offering period.

What is the market value of my Shares as of a recent date?

On July 21, 2017, the last Nasdaq trading day before Parent and WebMD announced that they had entered into the Merger Agreement, the closing price of Shares reported on Nasdaq was $55.19 per Share; therefore, the Offer Price of $66.50 per Share represents a premium of approximately 20% over such price and also represents a premium of approximately 30% over the $51.31 per Share closing price as of February 15, 2017, the day before the Company announced that it was commencing a process to explore and evaluate potential strategic alternatives. On August 4, 2017, the last Nasdaq trading day prior to the commencement of this Offer, the closing price of Shares reported on the Nasdaq was $66.30 per Share.

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

No. None of the stockholders of WebMD has agreed with Parent, the Purchaser or any of their affiliates to tender their Shares in connection with the execution of the Merger Agreement. However, WebMD has informed us that, as of August 4, 2017, the non-employee directors and executive officers of WebMD beneficially owned, in the aggregate, 926,151 Shares (excluding any Shares underlying or subject to outstanding stock options and other equity awards under WebMD’s equity plans) and that such non-employee directors and executive officers of WebMD have informed WebMD that they intend to tender all Shares, if any, beneficially owned (excluding any Shares (i) as to which such holder does not have discretionary authority to sell or direct the sale and (ii) underlying, or subject to outstanding stock options or other equity awards under WebMD’s equity plans) by them pursuant to the Offer.

If I tender my Shares, when and how will I get paid?

If the Offer Conditions set forth in Section 15—“Certain Conditions of the Offer” are satisfied or, to the extent permitted, waived and we consummate the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $66.50 in cash without interest and less any applicable withholding taxes, promptly following the Acceptance Time. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment of Shares.”

What will happen to my stock options in the Offer and the Merger?

Stock options to purchase Shares are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, each stock option to purchase Shares that was granted under any WebMD equity plan (“Options”) will be cancelled or converted in connection with the Merger.

Specifically, each:

(i) Option to acquire shares granted under a WebMD equity plan that is outstanding, vested and exercisable as of immediately prior to the Effective Time, or that vests upon the Effective Time in accordance with its terms, and for which the Merger Consideration exceeds the exercise price of such option will be automatically cancelled in exchange for the right to receive an amount in cash equal to the product of the excess of the Merger Consideration over the exercise price of each such option and the number of shares subject to such option immediately prior to the Effective Time, less any required withholding of taxes;

(ii) other Option granted under a WebMD equity plan that is outstanding immediately prior to the Effective Time will be converted into the right of the holder to receive a cash payment equal to the excess of the Merger Consideration over the exercise price of each such option multiplied by the aggregate number of shares subject to such option that would have vested on each applicable vesting date, which will become payable on the first payroll date following each such applicable vesting date. See Section 11—“The Merger Agreement.”

What will happen to my restricted shares in the Offer and the Merger?

Awards of WebMD’s outstanding restricted shares are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, each restricted share granted under a WebMD equity plan that is outstanding and vested immediately prior to the Effective Time, or that vests upon the Effective Time in accordance with its terms, will be automatically cancelled as of the Effective Time and in consideration of such cancellation, the holder will be entitled to receive a cash payment in an amount equal to the product of the Merger Consideration and the aggregate number of such vested restricted shares.

Each other restricted share granted under a WebMD equity plan that is outstanding immediately prior to the Effective Time will be converted into the right of the holder to receive a cash payment equal to the product of the Merger Consideration and the aggregate number of such unvested restricted shares which would have vested on the applicable vesting date, which will become payable on the first payroll date immediately following each such applicable vesting date of the award. See Section 11—“The Merger Agreement.”

What will happen to my restricted stock units in the Offer and the Merger?

Awards of WebMD’s outstanding restricted stock units are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, each restricted stock unit granted under a WebMD equity plan that is outstanding and vested immediately prior to the Effective Time, or that vests upon the Effective Time in accordance with its terms, will be automatically cancelled as of the Effective Time and in consideration of such cancellation, the holder will be entitled to receive a cash payment in an amount equal to the product of the Merger Consideration and the aggregate number of Shares subject to such vested restricted stock units.

Each other restricted stock unit granted under a WebMD equity plan that is outstanding immediately prior to the Effective Time will be converted into the right of the holder to receive a cash payment equal to the product of the Merger Consideration and the aggregate number of Shares underlying such unvested restricted stock units which would have vested on the applicable vesting date, which will become payable on the first payroll date immediately following each such applicable vesting date of the award. See Section 11—“The Merger Agreement.”

What are the United States federal income tax consequences of the Offer and the Merger to a United States Holder?

If you are a United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”), the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, if you are a United States Holder and you hold your Shares as a capital asset, you will recognize capital gain or loss equal to the difference between the amount of cash you receive and your adjusted tax basis in such Shares exchanged therefor. Such gain or loss will generally be treated as a long-term capital gain or loss if you have held your Shares for more than one year at the time of the exchange. If you are a non-United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences), you generally will not be subject to United States federal income tax with respect to the exchange of Shares for cash pursuant to the Offer or the Merger unless you have certain connections to the United States. See Section 5—“Material United States Federal Income Tax Consequences” for a summary of the material United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

You are urged to consult your own tax advisors to determine the tax consequences to you of the Offer and the Merger in light of your particular circumstances, including the application and effect of any state, local or non-United States tax laws.

Who should I talk to if I have additional questions about the Offer?

Stockholders may call Innisfree toll-free at (877) 456-3524 and banks and brokers may call Innisfree at (212) 750-5833. Innisfree is acting as the Information Agent for the Offer. See the back cover of this Offer to Purchase.

INTRODUCTION

Diagnosis Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of MH Sub I, LLC, a Delaware limited liability company (“Parent”), hereby offers to purchase for cash all issued and outstanding shares of common stock, par value $0.01 per share (“Shares”), of WebMD Health Corp., a Delaware corporation (“WebMD”), at a price of $66.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). WebMD has informed us that, as of August 4, 2017, the non-employee directors and executive officers of WebMD beneficially owned, in the aggregate, 926,151 Shares (excluding any Shares underlying or subject to outstanding stock options and other equity awards under WebMD’s equity plans) and that such non-employee directors and executive officers of WebMD have informed WebMD that they intend to tender all Shares, if any, beneficially owned (excluding any Shares (i) as to which such holder does not have discretionary authority to sell or direct the sale and (ii) underlying, or subject to outstanding stock options or other equity awards under WebMD’s equity plans) by them pursuant to the Offer. The Offer and withdrawal rights will expire at 11:59 P.M., New York City time, on September 7, 2017, unless the Offer is extended in accordance with the terms of the Merger Agreement.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 24, 2017, by and among Parent, the Purchaser and WebMD (together with any amendments or supplements thereto, the “Merger Agreement”). The Merger Agreement provides that after the purchase of Shares in the Offer, the Purchaser will merge with and into WebMD (the “Merger”), with WebMD as the surviving corporation (the “Surviving Corporation”) in the Merger and continuing as a wholly-owned subsidiary of Parent. As a result of the Merger, Shares will cease to be publicly traded. Under the terms of the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Merger will be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger or certificate of ownership and merger or other appropriate documents (the “Certificate of Merger”) in accordance with the relevant provisions of the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such other date or time as is agreed and specified in the Certificate of Merger (the “Effective Time”). At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of WebMD or owned by any direct or indirect wholly-owned subsidiary of WebMD and each Share owned by Parent, the Purchaser or any direct or indirect wholly-owned subsidiary of Parent, or by any stockholders of WebMD who have properly exercised their appraisal rights under Section 262 of the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest and less applicable withholding taxes and without interest. Under no circumstances will interest on the Offer Price or Merger Consideration for Shares be paid to the stockholders of WebMD, regardless of any delay in payment for such Shares. The Merger Agreement is more fully described in Section 11—“The Merger Agreement,” which also contains a discussion of the treatment of stock options and other equity awards of WebMD.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary and Paying Agent (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the instructions to the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any brokerage or other service fees. Parent or the Purchaser will pay all charges and expenses of American Stock Transfer & Trust Co., LLC, acting as the depositary and paying agent for the Offer (the “Depositary and Paying Agent”), and Innisfree M&A Incorporated (“Innisfree”), acting as the information agent for the Offer, incurred in connection with the Offer. See Section 18—“Fees and Expenses.”

On July 23, 2017, after careful consideration, the board of directors of WebMD (the “WebMD Board”) (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement (the “Transactions”) are fair to and in the best interests of WebMD and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by WebMD of the Merger Agreement and the consummation of the Transactions, (iv) resolved that the Merger shall be effected under Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) and (v) resolved to recommend that holders of Shares accept the Offer and tender their Shares to the Purchaser pursuant to the Offer. A more complete description of the WebMD Board’s reasons for authorizing and approving the Merger

Agreement and the Transactions, including the Offer and the Merger, will be set forth in WebMD’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any supplements thereto, the “Schedule 14D-9”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that will be mailed to the stockholders of WebMD.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among others things, the following: (a) the number of Shares validly tendered and not validly withdrawn prior to the expiration of the Offer (but excluding Shares tendered pursuant to guaranteed delivery that have not yet been “received,” as such term is defined in Section 251(h)(6) of the DGCL), that when added to Shares owned by Parent and its subsidiaries, representing a majority of all Shares outstanding as of the expiration of the Offer (the “Minimum Condition”) (it being understood that, for purposes of calculating whether the Minimum Condition has been satisfied the aggregate number of Shares outstanding shall (i) include, without duplication, Shares issuable in respect of (A) stock options of WebMD for which the holders thereof have satisfied all of the requirements for exercise thereof prior to the expiration of the Offer, (B) restricted stock units for which the holders thereof have satisfied all of the requirements for vesting thereof prior to the expiration of the Offer, (C) convertible securities for which the holders thereof have satisfied all of the requirements for conversion prior to the expiration of the Offer, and (ii) not include Shares held in treasury by WebMD as of the expiration of the Offer or any other Shares acquired by WebMD prior to the expiration of the Offer) (b) the expiration or termination of any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and, to the extent applicable, obtaining all clearances and authorizations required by the antitrust laws of Germany and Austria (the “Regulatory Condition”); (c) no governmental authority of competent jurisdiction has enacted, promulgated, enforced, or entered any law, judgment, injunction, order, decree or similar requirement that is in effect and enjoins or otherwise prohibits or makes illegal the consummation of the Offer, the acquisition of Shares by Parent or the Purchaser, the Merger or the other Transactions (the “Restraint Condition); (d) the accuracy of WebMD’s representations and warranties contained in the Merger Agreement (subject to de minimis, materiality and Material Adverse Effect (as defined in the Merger Agreement and described in Section 11—“The Merger Agreement”) qualifiers (the “Representations Condition”)); (e) WebMD’s performance or compliance with its obligations, agreements and covenants as required under the Merger Agreement in all material respects (the “Covenants Condition”); (f) the absence, since the date of the Merger Agreement, of any event, circumstance, change, development or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect (the “MAE Condition”); (g) the delivery by WebMD of a certificate, dated as of the then-scheduled Expiration Date, certifying that the Offer Conditions specified in (d), (e) and (f) have been satisfied; (h) the completion of a 17 consecutive business day marketing period for Parent’s debt financing to begin no earlier than September 6, 2017 and subject to certain blackout periods described in the Merger Agreement, as described in Section 11—“The Merger Agreement” (the “Marketing Period”) for the debt financing described in Section 11—“The Merger Agreement”—Financing. The Offer is also subject to certain other terms and conditions. See Section 15—“Certain Conditions of the Offer.”

Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a tender offer for a public Delaware corporation, the stock irrevocably accepted for purchase pursuant to such tender offer and received by the depositary prior to the expiration of such tender offer, plus the stock otherwise owned by the consummating corporation equals at least such percentage of the stock, and of each class or series thereof, of the target corporation that would otherwise be required to adopt a merger agreement under the DGCL or the target corporation's certificate of incorporation, and each outstanding share of each class or series of stock that is the subject of such tender offer and is not irrevocably accepted for purchase in the offer is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares of such class or series of stock irrevocably accepted for purchase in such tender offer, the consummating corporation may effect a merger without a vote of the stockholders of the target corporation. Accordingly, if the Offer is consummated and the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the Expiration Date (as defined below), together with such Shares then owned by the Purchaser, is one Share more than 50% of the outstanding Shares, the Purchaser will not seek the approval of WebMD’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL also requires that the Merger Agreement provide that such merger will be effected as soon as practicable, subject to the conditions specified in the Merger Agreement, following the consummation of the tender offer. Therefore, WebMD, Parent and the Purchaser have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following the acceptance for payment of all Shares validly tendered and not withdrawn pursuant to the Offer (the “Acceptance Time”). See Section 11—“The Merger Agreement.”

No appraisal rights are available in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders may be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer and comply with the applicable procedures described under Section 262 of the DGCL. Such stockholder will not be entitled to receive the Offer Price or the Merger Consideration (in each case, net of applicable withholding taxes and without interest), but instead will be entitled to receive only those rights provided under Section 262 of the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 17—“Appraisal Rights.”

J.P. Morgan Securities LLC (“J.P. Morgan”), the financial advisor to WebMD, delivered an oral opinion to the WebMD Board on July 23, 2017, and subsequently confirmed by delivery of a written opinion from J.P. Morgan dated as of July 24, 2017 to the effect that, as of such date and based upon and subject to the factors and assumptions set forth in J.P. Morgan’s written opinion, the consideration to be paid to the holders of shares of WebMD’s common stock in the Offer and Merger was fair, from a financial point of view, to such holders. The full text of J.P. Morgan’s written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, will be included as an annex to the Schedule 14D-9. Stockholders are urged to read the full text of that opinion carefully and in its entirety.

The material United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are summarized in Section 5—“Material United States Federal Income Tax Consequences.”

Parent and the Purchaser have retained Innisfree M&A Incorporated to be the “Information Agent” and American Stock Transfer & Trust Transfer Co., LLC to be the “Depositary and Paying Agent” in connection with the Offer. Parent or the Purchaser will pay all charges and expenses of American Stock Transfer & Trust Co., LLC, as Depositary and Paying Agent, and Innisfree, as Information Agent, incurred in connection with the Offer. See Section 18—“Fees and Expenses.”

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for copies of this Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery may be directed to the Information Agent. Such copies will be furnished promptly at the Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

This Offer to Purchase, the Letter of Transmittal and the other documents referred to in this Offer to Purchase contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the satisfaction or, to the extent permitted, waiver of the Offer Conditions (as defined in Section 15—“Conditions of the Offer”) (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not validly withdrawn as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Date” means 11:59 P.M., New York City time, on September 7, 2017, unless, in accordance with the Merger Agreement, the Offer has been extended, in which event the term “Expiration Date” means such later time and date to which the Offer has been extended; provided, however, that the Expiration Date may not be extended beyond December 23, 2017 (the “Outside Date”) or the valid termination of the Merger Agreement.

The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions set forth in Section 15—“Certain Conditions of the Offer”. The Purchaser may, subject to the terms and conditions of the Merger Agreement, terminate the Offer without purchasing any Shares if the conditions described in Section 15—“Certain Conditions of the Offer” are not satisfied or waived. See Section 11 –“The Merger Agreement—Termination of the Merger Agreement”.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Purchaser expressly reserves the right to increase the Offer Price, waive any Offer Condition or to make any other changes in the terms and conditions of the Offer. However, pursuant to the Merger Agreement, the Purchaser has agreed that it will not, without the prior written consent of WebMD (i) waive the Minimum Condition, (ii) reduce the Offer Price, (iii) change the form of consideration to be paid in the Offer, (iv) reduce the maximum number of Shares to be purchased in the Offer, (v) impose conditions to the Offer in addition to the Offer Conditions, (vi) amend, modify or supplement any of the Offer Conditions or any other term of the Offer in a manner that is adverse to the holders of Shares, or (vii) except as otherwise required or permitted by the Merger Agreement, extend (or make any other amendment that would have the effect of extending) the initial Expiration Date.

The Merger Agreement provides, among other things, that with respect to the Offer Price and the Merger Consideration, if at any time between the date of the Merger Agreement and the Effective Time, the outstanding Shares have been changed into a different number of shares or a different class, by a stock dividend, subdivision, reclassification, recapitalization, split, combination, consolidation or exchange of shares, or any similar event has occurred, then the Offer Price and the Merger Consideration will be adjusted appropriately to provide the holders of Shares the same economic effect as contemplated by the Merger Agreement prior to such action.

The Merger Agreement provides that the Purchaser will, and Parent will cause the Purchaser to, (a) extend the Offer for any minimum period or periods required by applicable law, required by applicable rules, regulations, interpretations or positions of the SEC or its staff or required by any of the rules and regulation, including listing standards, of The NASDAQ Global Select Market (“Nasdaq”) or any other United States national securities exchange registered under the Exchange Act on which Shares are then traded, (b) in the event that any of the Offer Conditions are not satisfied or waived, as of any then-scheduled Expiration Date, extend the Offer for successive extension periods of five business days each until all of the Offer Conditions are satisfied or waived or (c) if at any then-scheduled Expiration Date, WebMD has brought any action in accordance with the Merger Agreement to enforce specifically the performance of the terms and provisions of the Merger Agreement, extend the Offer (1) for the period during which such action is pending or (2) for such other time period established by the court presiding over such action, provided that in the case of clauses (a), (b) and (c), (A) in no event will the Purchaser be required to extend the Offer beyond the earlier to occur of (1) the date the Merger Agreement is terminated in accordance with its terms or (2) the Outside Date and (B) if the Marketing Period has ended and the sole then-unsatisfied Offer Condition is the Minimum Condition, the Purchaser may, and WebMD may require the Purchaser to, extend the Offer for up to four occasions in consecutive periods of five business days. In addition, if, at the then-scheduled Expiration Date, (A) the full amount of the Debt Financing will not be available to be funded at the consummation of the Offer and the closing of the Merger (other than as a result of certain breaches by Parent or the Purchaser of the Merger Agreement as set forth therein) and (B) Parent and the Purchaser acknowledge and agree in writing that (1) WebMD may, at any time following such then-scheduled Expiration Date, terminate the Merger Agreement pursuant to its terms and receive the termination fee as set forth in the Merger Agreement and (2) all Offer Conditions set forth in clauses (iv) to (vi) of Section 15—“Conditions of the Offer” will be deemed to have been satisfied or waived at the Expiration Date of the Offer after giving effect to any such extension, the Purchaser will have the right, in its sole discretion, to extend the Offer on up to four occasions in consecutive increments of five business days each (each such increment to end at 11:59 P.M., New York City time, on the last business day of such increment) (or such other duration as may be agreed to by Parent and WebMD); provided that the Purchaser will not be permitted to extend the Offer to a date later than the Outside Date.

There can be no assurance that the Purchaser will exercise any right to extend the Offer or that the Purchaser will be required under the Merger Agreement to extend the Offer. During any extension of the initial offering period, all Shares previously validly tendered and not validly withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights.”

If, subject to the terms of the Merger Agreement, the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer, if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, or otherwise. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow for adequate dissemination and investor response. Accordingly, if prior to the Expiration Date the Purchaser decreases the number of Shares being sought or changes the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or change is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day.

The Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the Offer Conditions set forth in Section 15—“Certain Conditions of the Offer” have not been satisfied or upon the occurrence of any of the events set forth in Section 11—“The Merger Agreement—Termination of the Merger Agreement.” Under certain circumstances, Parent and the Purchaser may terminate the Merger Agreement and the Offer, but Parent and the Purchaser are prohibited from terminating the Offer prior to any then-scheduled Expiration Date without the prior written consent of WebMD, unless the Merger Agreement has been terminated in accordance with its terms.

The Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to delay acceptance of Shares and to delay payment for Shares pending receipt of any governmental regulatory approvals specified in Section 16—“Certain Legal Matters; Regulatory Approvals.” See Section 15—“Certain Conditions of the Offer” and Section 16—“Certain Legal Matters; Regulatory Approvals.” The reservation by the Purchaser of the right to delay the acceptance of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires the Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, the announcement in the case of an extension to be issued not later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting the obligations of the Purchaser under those rules or the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements by issuing a press release to a national news service and making any appropriate filings with the SEC.

WebMD has provided the Purchaser its list of stockholders with security position listings for the purpose of dissemination of the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on WebMD’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies or other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), including the satisfaction or, to the extent permitted, earlier waiver of the Offer Conditions set forth in Section 15—“Certain Conditions of the Offer,” the Purchaser will, and Parent will cause Purchaser to, accept for payment and will pay or cause the Depositary and Paying Agent to pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Date pursuant to the Offer promptly after the Expiration Date. Subject to the terms and conditions of the Merger Agreement and the applicable rules of the SEC, the Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares, pending receipt of regulatory or governmental approvals specified in Section 16—“Certain Legal Matters; Regulatory Approvals.” For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary and Paying Agent of (a) certificates representing those Shares or confirmation of the book-entry transfer of those Shares into the Depositary and Paying Agent’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (b) a Letter of Transmittal (or, with respect to a recognized Medallion Program approved by the Securities

Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”), a manually executed facsimile thereof or an Agent’s Message (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares” below)), properly completed and duly executed, with any required signature guarantees and (c) any other documents required by the Letter of Transmittal. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.” Accordingly, tendering stockholders may be paid, at different times, depending upon when certificates or book-entry transfer confirmations with respect to their Shares are actually received by the Depositary and Paying Agent.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn if and when the Purchaser gives oral or written notice to the Depositary and Paying Agent of its acceptance for payment of those Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary and Paying Agent, which will act as agent for the tendering stockholders for purposes of receiving payments from the Purchaser and transmitting those payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for any purpose, including for purposes of satisfying the Minimum Condition, unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary and Paying Agent.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for those unpurchased Shares will be returned (or new certificates for such Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary and Paying Agent’s account at DTC pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” those Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

If, prior to the Expiration Date, the Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, that increased consideration will be paid to holders of all Shares that are tendered pursuant to the Offer, whether or not those Shares were tendered prior to that increase in consideration.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. Except as set forth below, to validly tender Shares pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (1) certificates representing Shares tendered must be delivered to the Depositary and Paying Agent or (2) those Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of that delivery received by the Depositary and Paying Agent (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date, or (b) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted through electronic means by DTC to, and received by, the Depositary and Paying Agent and forming a part of a Book-Entry Confirmation (as defined below), which states that (x) DTC has received an express acknowledgment from the participant in DTC tendering such Shares which are the subject of that Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and (y) the Purchaser may enforce that agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary and Paying Agent’s office.

Book-Entry Transfer. The Depositary and Paying Agent has agreed to establish an account with respect to Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer those Shares into the Depositary and Paying Agent’s account in accordance with DTC’s procedures for that transfer using DTC’s ATOP system. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary and Paying Agent’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation”.

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary and Paying Agent.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by an Eligible Institution. Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of such Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if those Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the Letter of Transmittal is signed by a person other than the registered owner(s) of such Shares listed, or if payment is to be made to or certificates for Shares representing Shares not tendered or accepted for payment are to be issued in the name of a person other than the registered owners(s), then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary and Paying Agent, a properly completed and duly executed Letter of Transmittal must accompany each delivery of certificates.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer prior to the expiration of the Offer, or who cannot deliver all required documents to the Depositary and Paying Agent prior to the Expiration Date, may tender those Shares by satisfying all of the requirements set forth below:

•	the tender is made by or through an Eligible Institution;
•	a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form provided by the Purchaser, is received by the Depositary and Paying Agent (as provided below) prior to the Expiration Date; and
•	the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all those Shares), together with a properly completed and duly executed Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary and Paying Agent within two Nasdaq trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day” is any day on which the Nasdaq is open for business.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted via facsimile transmission or mailed to the Depositary and Paying Agent and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery made available by the Purchaser. In the case of Shares held through DTC, the Notice of Guaranteed Delivery must be delivered to the Depositary and Paying Agent by a participant by means of the confirmation system of DTC.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for any purpose, including for purposes of satisfying the Minimum Condition, unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary and Paying Agent.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Delivery of all those documents will be deemed made, and risk of loss of the certificate representing Shares will pass, only when actually received by the Depositary and Paying Agent (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If the delivery is by mail, it is recommended that all those documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares (pursuant to any one of the procedures described above) will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender, sell, transfer and assign such Shares tendered, as specified in the Letter of Transmittal (and any and all other Shares or other securities issued or issuable in respect of such Shares), and that when the Purchaser accepts such Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. The Purchaser’s acceptance for payment of Shares (tendered pursuant to one of the procedures described above) will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

Other Requirements. Notwithstanding any provision of this Offer to Purchase, the Purchaser will pay for Shares pursuant to the Offer only after timely receipt by the Depositary and Paying Agent of (a) certificates for (or a timely Book-Entry Confirmation with respect to) those Shares, (b) a Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates or Book-Entry Confirmations with respect to their Shares are actually received by the Depositary and Paying Agent. Under no circumstances will interest be paid by the Purchaser on the purchase price of Shares, regardless of any extension of the Offer or any delay in making that payment.

Binding Agreement. The acceptance for payment by the Purchaser of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to validity, form and eligibility (including time of receipt) of the surrender of any certificate for Shares hereunder, including questions as to the proper completion or execution of any Letter of Transmittal, Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any certificates for Shares, will be determined by the Purchaser in its sole and absolute discretion (which may delegate power in whole or in part to the Depositary and Paying Agent) which determination will be final and binding. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the surrender of any Shares or certificate(s) for Shares whether or not similar defects or irregularities are waived in the case of any other stockholder. A surrender will not be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Parent, the Purchaser or any of their respective affiliates or assigns, the Depositary and Paying Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

Appointment. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of the Purchaser as that stockholder’s true and lawful agent and attorney-in-fact and proxies, each with full power of substitution and re-substitution, to the full extent of that stockholder’s rights with respect to such Shares tendered by that stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of those Shares on or after the date of the Merger Agreement. Such proxies and powers of attorney will be irrevocable and deemed to be coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by the stockholder as provided herein. Upon the effectiveness of the appointment, without further action, all prior powers of attorney, proxies and consents given by that stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Upon the effectiveness of the appointment, the Purchaser’s designees will, with respect to such Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of that stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of WebMD’s stockholders, by written consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser’s payment for those Shares, the Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to those Shares, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Backup Withholding. Under the United States federal income tax backup withholding rules, the Depositary and Paying Agent (as the payor) may be required to withhold and pay over to the Internal Revenue Service (“IRS”) a portion (currently, 28%) of the amount of any payments made by the Purchaser to a stockholder pursuant to the Offer, unless the stockholder provides his or her taxpayer identification number (“TIN”) and certifies that such stockholder is not subject to backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal, or otherwise establishes a valid exemption from backup withholding to the satisfaction of the Depositary. If a United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”) does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to backup withholding. All United States Holders surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Certain stockholders (including, among others, corporations and certain foreign persons) are exempt from backup withholding and payments to such persons will not be subject to backup withholding provided that a valid exemption is established. Each non-United States Holder must submit an appropriate properly completed executed original IRS Form W-8 (a copy of which may be obtained from the IRS website at http://www.irs.gov) certifying, under penalties of perjury, to such non-United States Holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 9 of the Letter of Transmittal.

No alternative, conditional or contingent tenders will be accepted.

4.	Withdrawal Rights.

A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Date and, if not previously accepted, at any time after October 6, 2017, the date that is 60 days after the date of the commencement of the Offer, pursuant to SEC regulations, but only in accordance with the procedures described in this Section 4; otherwise, the tender of Shares pursuant to the Offer is irrevocable.

For a withdrawal of Shares to be effective, a written or, with respect to Eligible Institutions, facsimile transmission, notice of withdrawal with respect to such Shares must be timely received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered such Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares to be withdrawn, if different from that of the person who tendered those Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless those Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing such Shares to be withdrawn have been delivered or otherwise identified to the Depositary and Paying Agent, the name of the registered owner and the serial numbers shown on those certificates must also be furnished to the Depositary and Paying Agent prior to the physical release of those certificates. If a stockholder tenders Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, the stockholder must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of those Shares.

If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept for payment Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under this Offer, the Depositary and Paying Agent may nevertheless, on behalf of the Purchaser, retain tendered Shares, and those Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering shares described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser in its sole and absolute discretion (which may delegate power in whole or in part to the Depositary and Paying Agent), which determination will be final and binding. The Purchaser also reserves the absolute right to waive any defect or irregularity in the notice of withdrawal of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, the Purchaser or any of their respective affiliates or assigns, the Depositary and Paying Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give that notification.

5.	Material United States Federal Income Tax Consequences.

The following is a summary of the material United States federal income tax consequences to beneficial owners of Shares upon the exchange of Shares for cash pursuant to the Offer or the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any state, local or non-United States jurisdiction or under any applicable tax treaty or any tax consequences (e.g. estate or gift tax) other than United States federal income taxation. This summary deals only with Shares held as capital assets, and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including, without limitation:

•	a bank or other financial institution;
•	a tax-exempt organization;
•	a retirement plan or other tax-deferred account;
•	a partnership or other pass-through entity (or an investor in a partnership or other pass-through entity);
•	an insurance company;
•	a mutual fund;
•	a dealer or broker in stocks and securities, or currencies;
•	a trader in securities that elects mark-to-market treatment;
•	a regulated investment company;
•	a real estate investment trust;
•	a person who acquired Shares through the exercise of employee stock options, or in other compensatory transactions or who hold Shares that are subject to vesting restrictions;
•	a United States Holder (as defined below) that has a functional currency other than the United States dollar;
•	a person that holds Shares as part of a hedge, straddle, constructive sale, conversion or other integrated or risk reduction transaction;
•	persons who own or owned (actually or constructively) more than 5% of our Shares at any time during the five year period ending on the date of sale (or, if applicable, the Merger);
•	a United States expatriate and certain former citizens or long-term residents of the United States;
•	any person who owns actually or constructively owns an equity interest in Parent or the surviving corporation; or
•	any holder of Shares that exercises its appraisal rights pursuant to Section 262 of the DGCL.

This discussion also does not address any aspect of the alternative minimum tax or the tax consequences arising from the Medicare tax on net investment income. If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Partners in a partnership holding Shares should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Code, the Treasury regulations promulgated under the Code, and administrative rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. The discussion set out herein is intended only as a summary of the material United States federal income tax consequences to a holder of Shares. Holders of Shares should consult their own tax advisors with respect to the specific tax consequences to them in connection with the Offer and the Merger in light of their own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or non-United States tax laws.

United States Holders.

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;
•	a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;
•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or
•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Shares.

The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes, and a United States Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in such Shares exchanged therefor. A United States Holder’s adjusted tax basis in Shares will generally be equal to the cost of such Shares to the United States Holder, reduced (but not below zero) by any previous returns of capital. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will generally be capital gain or loss, and will generally be long-term capital gain or loss if such United States Holder has held its Shares for more than one year at the time of the exchange. Long-term capital gain recognized by certain non-corporate holders is generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Backup Withholding Tax.

Proceeds from the exchange of Shares pursuant to the Offer or pursuant to the Merger generally will be subject to backup withholding tax at the applicable rate (currently, 28%) unless the United States Holder provides a valid TIN and complies with certain certification procedures (generally, by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding tax. Any amounts withheld under the backup withholding tax rules from a payment to a United States Holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Each United States Holder should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary and Paying Agent, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary and Paying Agent. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Non-United States Holders.

The following is a summary of the material United States federal income tax consequences that will apply to you if you are a non-United States Holder of Shares. The term “non-United States Holder” means a beneficial owner of Shares that is neither a United States Holder nor a partnership (or any other entity or arrangement treated as a partnership for United States federal income tax purposes).

Payments with Respect to Shares.

Subject to the discussion on “—Backup Withholding Tax” below, any gain realized by a non-United States Holder with respect to Shares exchanged for cash pursuant to the Offer or pursuant to the Merger generally will be exempt from United States federal income tax unless:

•	the gain is effectively connected with a trade or business of such non-United States Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such non-United States Holder in the United States), in which case (i) such such non-United States Holder generally will be subject to United States federal income tax in the same manner as if it were a United States Holder, and (ii) if the non-United States Holder is a corporation, it may be subject to branch profits tax at a rate of 30% (or a lower rate under an applicable income tax treaty); or
•	such non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, in which case such non-United States Holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the exchange of such Shares, net of applicable United States-source losses from sales or exchanges of other capital assets recognized during the same taxable year;

Backup Withholding Tax.

A non-United States Holder may be subject to backup withholding tax with respect to the proceeds from the disposition of Shares pursuant to the Offer or pursuant to the Merger unless the non-United States Holder certifies under penalties of perjury on an applicable IRS Form W-8 that such non-United States Holder is not a United States person, or such non-United States Holder otherwise establishes an exemption in a manner satisfactory to the Depositary and Paying Agent. Each non-United States Holder should complete, sign and provide to the Depositary and Paying Agent an applicable IRS Form W-8 to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary and Paying Agent.

Any amounts withheld under the backup withholding tax rules will be allowed as a refund or a credit against the non-United States Holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Shares. Holders of Shares should consult their own tax advisors as to the particular tax consequences to them of exchanging their Shares for cash pursuant to the Offer or the Merger under any federal, state, local, non-United States or other tax laws.

6.	Price Range of Shares; Dividends.

Shares are listed on Nasdaq under the symbol “WBMD.” Shares have been listed on Nasdaq since September 29, 2005. The following table sets forth, for the fiscal quarters indicated, the high and low intra-day sales prices per Share as reported on Nasdaq since January 1, 2015.

	High	Low
Fiscal Year Ended December 31, 2015:
First Quarter	$44.94	$37.62
Second Quarter	$48.91	$41.53
Third Quarter	$46.28	$37.57
Fourth Quarter	$49.88	$39.67

Fiscal Year Ending December 31, 2016:
First Quarter	$63.14	$45.46
Second Quarter	$67.55	$56.41
Third Quarter	$62.45	$48.18
Fourth Quarter	$54.99	$48.26

Fiscal Year Ending December 31, 2017:
First Quarter	$54.65	$48.10
Second Quarter	$65.00	$50.89
Third Quarter (through August 4, 2017)	$66.45	$54.86

On July 21, 2017, the last Nasdaq trading day before Parent and WebMD announced that they had entered into the Merger Agreement, the closing price of Shares reported on Nasdaq was $55.19 per Share; therefore, the Offer Price of $66.50 per Share represents a premium of approximately 20% over such price and also represents a premium of approximately 30% over the $51.31 per Share closing price as of February 15, 2017, the day before the Company announced that it was commencing a process to explore and evaluate potential strategic alternatives. On August 4, 2017, the last Nasdaq trading day prior to the commencement of this Offer, the closing price of Shares reported on Nasdaq was $66.30 per Share.

Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

WebMD has never paid any cash dividends on its Shares. In addition, under the terms of the Merger Agreement, WebMD is not permitted to declare or pay dividends in respect of its Shares unless consented to by Parent in writing.

7.	Certain Information Concerning WebMD.

The following description of WebMD and its business has been taken from WebMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and is qualified in its entirety by reference to such report.

General. WebMD is a Delaware corporation with principal executive offices located at 395 Hudson Street, New York, NY 10014. WebMD’s telephone number at its corporate headquarters is (212)-624-3700. WebMD is a leading provider of health information to consumers, physicians and other healthcare professionals through its Websites, mobile apps and health-focused publications. Its revenues are principally derived from the sale of various types of advertising and sponsorship services to its clients, which include: pharmaceutical, biotechnology and medical device companies, hospitals, clinics and other healthcare services companies.

Available Information. WebMD is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning WebMD’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of WebMD’s securities, any material interests of such persons in transactions with WebMD, and other matters are required to be disclosed in proxy statements and periodic reports distributed to WebMD’s stockholders and filed or furnished with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 100 F Street N.E., Washington, D.C. 20549. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as WebMD, who file electronically with the SEC. The address of that site is http://www.sec.gov. WebMD also maintains a website at www.wbmd.com. The information contained in, accessible from or connected to WebMD’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of WebMD’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Sources of Information. Except as otherwise set forth herein, the information concerning WebMD and its business has been taken from WebMD’s Annual Report on Form 10-K for its fiscal year ended December 31, 2016, publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by such records. Although we have no knowledge that any such information contains any misstatements or omissions, none of Parent, the Purchaser, the Information Agent or the Depositary and Paying Agent, or any of their respective affiliates or assigns assumes responsibility for the accuracy or completeness of the information concerning WebMD contained in those documents and records or for any failure by WebMD to disclose events which may have occurred or may affect the significance or accuracy of any such information.

Certain Projections. WebMD has provided us with certain selected unaudited projected financial information concerning WebMD (the “Management Forecasts”). Such information, as well as certain additional unaudited projected financial information, is described in WebMD’s Schedule 14D-9, which will be filed with the SEC and is being mailed to WebMD’s stockholders with this Offer to Purchase. WebMD’s stockholders are urged to, and should, carefully read the Schedule 14D-9. WebMD has advised us that such unaudited projected financial information has been included in the Schedule 14D-9 solely for the purpose of providing stockholders and investors access to certain non-public information that was furnished to third parties and such information may not be appropriate for other purposes.

WebMD has further advised us that the Management Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles. In addition, WebMD has advised us that the Management Forecasts were not prepared with the assistance of or audited, reviewed, compiled or examined by independent accountants. WebMD has advised us that the summary of the Management Forecasts is not being included in the Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but because these Management Forecasts were made available by WebMD to the WebMD Board and were used by J.P. Morgan in connection with the rendering of its fairness opinion to the Board and performing its related financial analyses. In addition, before entering into the Merger Agreement, representatives of Parent conducted a due diligence review of WebMD and, in connection with their review, received certain information from the Management Forecasts. WebMD has advised us that the Management Forecasts may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

WebMD has further advised us that the Management Forecasts are subjective in many respects and were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of WebMD’s management. WebMD has advised us that, because the Management Forecasts cover multiple years, they become subject to greater uncertainty with each successive year. WebMD has advised us that important factors that may affect actual results and result in such forecasts not being achieved include, but are not limited to: the inability to successfully deploy new or updated applications or services for WebMD’s networks or platforms; the failure to create new or enhanced revenue streams from WebMD’s applications or services; adverse changes in regulatory conditions affecting the healthcare, information technology and Internet industries; competition for advertisers and sponsors for WebMD’s websites and mobile applications and for employer and health insurer clients of WebMD’s platform; and other risk factors described in WebMD’s annual report on Form 10-K for the fiscal year ended December 31, 2016, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, WebMD has advised us that the Management Forecasts do not reflect any events that could affect WebMD’s prospects, changes in general business or economic conditions or any other transaction or event that has occurred since, or that may occur and that was not anticipated at, the time the Management Forecasts were prepared, including the announcement of the potential acquisition of WebMD by Parent and the Purchaser pursuant to the Offer and the Merger. Further, WebMD has advised us that the Management Forecasts do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context. WebMD has advised us that these assumptions upon which the Management Forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the WebMD’s control. WebMD has advised us that the Management Forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the forecasts contained in the Management Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Management Forecasts in the Schedule 14D-9 should not be regarded as an indication that WebMD, Parent, the Purchaser or any of their respective affiliates, officers, directors, advisors or other representatives considered or consider the Management Forecasts necessarily predictive of actual future events, and the Management Forecasts should not be relied upon as such. None of WebMD, Parent, the Purchaser or any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from these Management Forecasts, and none of WebMD, Parent or the Purchaser undertakes any obligation to update or otherwise revise or reconcile the Management Forecasts to reflect circumstances existing or arising after the date such Management Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

None of WebMD, Parent, the Purchaser or any of their respective affiliates, officers, directors, advisors or other representatives intend to make publicly available any update or other revisions to these Management Forecasts. None of WebMD, Parent, the Purchaser or any of their respective affiliates, officers, directors, advisors or other representatives have made or make any representation to any stockholder or other person regarding the ultimate performance of WebMD compared to the information contained in the Management Forecasts or that forecasted results will be achieved. WebMD has made no representation to Parent or the Purchaser, in the Merger Agreement or otherwise, concerning the Management Forecasts.

In light of the foregoing factors and the uncertainties inherent in such unaudited projected financial information, readers of WebMD’s Schedule 14D-9 are cautioned not to place undue, if any, reliance on the unaudited projected financial information.

8.	Certain Information Concerning Parent and the Purchaser.

Parent is a Delaware limited liability company with its principal executive offices located at 909 North Sepulveda Blvd., 11th Floor, El Segundo, CA 90245. The telephone number of Parent is 310-280-4000. The Purchaser is a Delaware corporation with its principal executive offices located at c/o MH Sub I, LLC, 909 North Sepulveda Blvd., 11th Floor, El Segundo, CA 90245. The telephone number of the Purchaser is 310-280-4000. Parent and its affiliates do business as Internet Brands, a fully integrated online media and software services organization focused on four high-value vertical categories: Health, Automotive, Legal and Home / Travel. The consumer websites of Internet Brands lead their categories and serve more than 100 million monthly visitors, while a full range of web presence offerings has established deep, long-term relationships with SMB and enterprise clients. The Purchaser was formed on July 21, 2017 solely for the purpose of completing the proposed Offer and Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging of the Equity Financing and the Debt Financing (as described below in Section 9—“Source and Amount of Funds”) in connection with the Offer and the Merger. The Purchaser has no assets or liabilities other than its contractual rights and obligations related to the Merger Agreement. Until immediately prior to the time the Purchaser purchases Shares pursuant to the Offer, it is not anticipated that the Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. The Purchaser is a wholly-owned subsidiary of Parent. KKR North America Fund XI L.P., a Cayman Islands limited partnership (“KKR NAXI”), is an affiliate of an alternative investment vehicle that is the controlling stockholder of both Parent and the Purchaser. KKR NAXI has provided to Parent an equity commitment equal to $1.1 billion (subject to adjustments as described in the equity commitment letter from KKR NAXI (the “Equity Commitment Letter”)) subject to the terms and conditions set forth in the Equity Commitment Letter. See Section 9—“Source and Amount of Funds.” We refer to the Purchaser, Parent and KKR NAXI, collectively, as the “Participant Group.” The business office address of each member of the Participant Group and each such member’s telephone number is set forth in the attached Schedule I. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the members, directors or executive officers of each member of the Participant Group are set forth in Schedule I to this Offer to Purchase.

Except as described in this Offer to Purchase, (i) none of the members of the Participant Group nor, to the knowledge of any member of the Participant Group, any of the persons listed in Schedule I to this Offer to Purchase, beneficially owns or has any right to acquire, directly or indirectly, any Shares or other equity securities of WebMD and (ii) none of the members of the Participant Group nor, to the knowledge of any member of the Participant Group, any of the persons or entities referred to above has effected any transaction in Shares during the past 60 days.

Except as set forth elsewhere in this Offer to Purchase, (i) none of the members of the Participant Group nor, to the knowledge of any member of the Participant Group, any of the persons listed in Schedule I, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of WebMD, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies, (ii) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between any member of the Participant Group or, to the knowledge of the members of the Participant Group, any of the persons listed in Schedule I, on the one hand, and WebMD or any of its executive officers, directors and/or affiliates, on the other hand, and (iii) during the two years prior to the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between any member of the Participant Group or, to the knowledge of the members of the Participant Group, any of the persons listed in Schedule I, on the one hand, and WebMD or any of its executive officers, directors and/or affiliates, on the other hand concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

None of the members of the Participant Group nor, to the knowledge of any of the members of the Participant Group, any of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the members of the Participant Group nor, to the knowledge of any of the members of the Participant Group, any of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent, the Purchaser and KKR NAXI filed with the SEC a Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the Public Reference Room may be obtained from the SEC by telephoning 1-800-SEC-0330. These filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

9.	Source and Amount of Funds.

The Purchaser estimates that it will need up to approximately $4.0 billion to purchase all of the issued and outstanding Shares in the Offer, to provide funding for the consideration to be paid in the Merger, to refinance WebMD’s existing indebtedness and to pay related fees and expenses at the closing of the Transactions. Parent and Micro Holding Corp. (“Micro”), an affiliate of Parent, have received the Debt Commitment Letter, pursuant to which their lenders have agreed to provide them with (i) a $1,040 million incremental senior secured First Lien Term Loan Facility; (ii) a $650 million incremental senior secured Second Lien Term Loan Facility; and (iii) a $150 million senior secured incremental Revolving Credit Facility. Subject to certain conditions, the term loans provided with respect to the Debt Financing will be fully drawn on the date of the closing of the Merger and available to the Borrowers as the term is defined in the Debt Commitment Letter, to finance the Offer and the Merger, pay related fees and expenses and refinance a portion of Parent’s existing indebtedness. In addition, KKR NAXI has provided to Parent an equity commitment equal to $1.1 billion. Parent will contribute or otherwise advance to the Purchaser the proceeds of the equity commitment and debt commitment, which, together with Parent’s and WebMD’s approximately $1.4 billion of available cash following the Merger, will be sufficient to pay the Offer Price for all Shares tendered in the Offer, to pay the consideration to be paid in the Merger, to refinance WebMD’s existing indebtedness and to pay all related fees and expenses. Funding of the Debt Financing and the Equity Financing (as defined below) is subject to the satisfaction of various conditions set forth in the Debt Commitment Letter and the Equity Commitment Letter.

We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because (i) the consideration offered in the Offer consists solely of cash, (ii) the Offer is being made for all issued and outstanding Shares, (iii) if we consummate the Offer, subject to the satisfaction or waiver of certain conditions, we have agreed to acquire all remaining Shares for the same cash price in the Merger, (iv) the Offer is not subject to any financing condition, and (v) we have all of the financial resources, including committed debt and equity financing, sufficient to finance the Offer and the Merger.

Debt Financing. The Purchaser has received a second amended and restated debt commitment letter dated July 30, 2017 (which we refer to as the “Debt Commitment Letter”) from Credit Suisse AG (“CS”), Credit Suisse Securities (USA) LLC (“CS Securities”), Royal Bank of Canada (“RBC”) and RBC Capital Markets (“RBCCM”), KKR Capital Markets LLC (“KCM”), KKR Corporate Lending LLC (“KCL”), Bank of America, N.A. (“Bank of America”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), Citigroup Global Markets Inc. (“Citi”), Macquarie Capital Funding LLC (“Macquarie Lender”), Macquarie Capital (USA) Inc. (“Macquarie Capital”) and Mizuho Bank, Ltd. (“Mizuho” and together with CS, CS Securities, Royal Bank, RBCCM, KCM, KCL, Bank of America, Merrill Lynch, Citi, Macquarie Lender and Macquarie Capital and each of their designated affiliates, the “Debt Commitment Parties”) to provide, subject to the conditions set forth in the Debt Commitment Letter, to the borrowers (which includes for purposes of the description of the debt financing the Surviving Corporation of the Merger), the credit facilities, of which a $1,040 million First Lien Term Loan Facility and a $650 million Second Lien Term Loan Facility is expected to be drawn at the closing of the Credit Facilities (as defined below) for the purpose of financing the Offer and the Merger, paying related fees and expenses and refinancing a portion of Parent’s existing indebtedness, and a portion of the $150 million Revolving Credit Facility may be be drawn at the closing of the Credit Facilities to pay certain amounts set forth in the debt commitment fee letter, to provide funding for working capital and to finance the Offer and the Merger and to pay related fees and expenses (such committed debt financing, together with any debt securities issued in lieu thereof unless the context requires otherwise, the “Debt Financing”).

The commitment of the Debt Commitment Parties with respect to the Credit Facilities (as defined below) expires upon the earliest to occur of (i) 11:59 P.M. New York City time on the date that is five business days after the Outside Date, (ii) the consummation of the Merger without the funding of the Credit Facilities and (iii) the date on which the Merger Agreement is terminated in accordance with its terms. The documentation governing the Debt Financing has not been finalized and, accordingly, the actual terms of the Debt Financing may differ from those described in this document. Each of Parent and the Purchaser has agreed to use its reasonable best efforts to arrange the Debt Financing on the terms and conditions described in the Debt Commitment Letter. If any portion of the debt financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, each of Parent and the Purchaser must use its reasonable best efforts to promptly arrange and obtain replacement financing from alternative sources in an amount sufficient to consummate the Merger with terms and conditions not less favorable in the aggregate from the standpoint of Parent and the Purchaser than the terms and conditions set forth in the Debt Commitment Letter (giving effect to any rights of the financing sources to adjust certain terms contained therein).

Although the Debt Financing described in this document is not subject to a due diligence or “market out,” such financing may not be considered assured. As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the Debt Financing described herein is not available.

Credit Facilities. The availability of the Credit Facilities is subject, among other things, to the purchase of Shares in the Offer and the consummation of the Merger in accordance with the Merger Agreement (including the satisfaction (or waiver with the consent of the Administrative Agent (as defined below) and the Senior Lead Arrangers (as defined below)) of all conditions precedent to the consummation of the Merger, and without any material amendment, waiver, modification or consent of any of the provisions thereof that are materially adverse to the initial lenders without the consent of the Senior Lead Arrangers (or their respective affiliates) having a majority in aggregate principal amount of commitments with respect to the Credit Facilities), the absence of a “Material Adverse Effect” (as defined in the Merger Agreement and as described below in Section 11—“The Merger Agreement”), solvency of the borrowers and their respective restricted subsidiaries on a consolidated basis after giving effect to the Transactions, payment of required fees and expenses, the funding of the Equity Financing, delivery of certain historical and pro forma financial information, delivery of documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, affording the Senior Lead Arrangers a limited period of time to syndicate the Credit Facilities, the execution of certain guarantees and the creation and perfection of certain security interests, the accuracy of specified Merger Agreement representations and specified representations in all material respects, the negotiation, execution and delivery of definitive documentation, and the refinancing of certain of the existing debt facilities of the borrowers using funds from the initial borrowing.

Term and Revolving Credit Facilities. The Credit Facilities will consist of a (i) $1,040 million incremental senior secured first lien term loan facility with a term of seven years (which we refer to as the “First Lien Term Loan Facility”), (ii) a $650 million incremental senior secured second lien term loan facility with a term of eight years (which we refer to as the “Second Lien Term Loan Facility” and together with the First Lien Term Loan, the “Term Loan Facilities”) and (iii) a $150 million incremental senior secured revolving credit facility with a term of five years (which we refer to as the “Revolving Credit Facility” and together with the First Lien Term Loan Facility and the Second Lien Term Loan Facility, the “Credit Facilities”).

Roles. Each of CS Securities, RBCCM, KCM, Merrill Lynch, Citi, Macquarie Capital and Mizuho has been appointed as joint lead arranger and joint book-runner for the Credit Facilities (which we refer to collectively as the “Senior Lead Arrangers”). CS has been appointed as administrative agent and collateral agent for the First Lien Credit Facility (which we refer to as the “First Lien Administrative Agent”) and RBC has been appointed as administrative agent and collateral agent for the Second Lien Credit Facility (which we refer to as the “Second Lien Administrative Agent”; each of the First Lien Administrative Agent and the Second Lien Administrative Agent, as applicable, an “Administrative Agent”).

Interest Rate. The First Lien Term Loan Facility and the Revolving Credit Facility are each expected to bear interest, at borrowers’ option, at a rate equal to (i) LIBOR plus 3.00% or (ii) an alternate base rate plus 2.00%, in each case, subject to one 0.25% step-down based on achievement of a certain leverage ratio and an additional 0.25% stepdown after the consummation of an IPO. The Second Lien Term Loan Facility is expected to bear interest, at the Purchaser’s option, at a rate equal to (i) LIBOR plus 7.00% or (ii) an alternative base rate plus 6.00%.

Prepayments and Amortization. The borrowers will be permitted to make voluntary prepayments with respect to the First Lien Term Loan Facility and Second Lien Term Loan Facility at any time, subject to the following prepayment premiums, and, if applicable, any LIBOR breakage costs: (i) with respect to the First Lien Term Loan Facility, in an amount equal to 1.00% of the amount prepaid prior to the date that is six months from the closing date of the Credit Facilities solely to the extent such prepayment is in connection with a refinancing in the form of a broadly syndicated term loan (other than in connection with an initial public offering, change of control, transformative acquisition or transformative disposition) that reduces the effective yield of the debt, and (ii) with respect to the Second Lien Term Loan Facility (other than in connection with an initial public offering or a change of control transaction), in an amount equal to (a) 2.00% of the amount repaid prior to the date that is one year from the closing date of the Credit Facilities and (b) 1.00% of the amount repaid after the date that is one year from the closing date of the Credit Facilities but prior to the date that is two years from the closing date of the Credit Facilities. The First Lien Term Loan Facility will amortize 1% per annum in equal quarterly installments until the final maturity date. The remaining aggregate principal amount of the term loans under the Credit Facilities will be due on their respective maturity dates.

Guarantors. All obligations under the Credit Facilities will be guaranteed by Parent, Micro and the Purchaser and each existing and future direct and indirect, wholly-owned domestic subsidiary of Parent, Micro and the Purchaser, subject to thresholds and limitations applicable to the Credit Facilities.

Security. The obligations of Parent, Micro, the Purchaser and the guarantors under the Credit Facilities and under any interest rate protection or other hedging arrangements entered into with any Debt Commitment Parties (or any affiliates of the foregoing), will be secured and subject to permitted liens and other agreed upon exceptions on a first priority basis by a perfected security interest in all of Parent’s, Micro’s, the Purchaser’s and each guarantor’s existing or after-acquired personal property, including all of the capital stock of Parent, Micro, the Purchaser and all of the capital stock in first-tier, wholly-owned restricted subsidiaries directly held by Parent, Micro, the Purchaser or any guarantor (limited, in the case of first-tier foreign subsidiaries, to 100% of the non-voting equity interests (if any) and 66% of the voting equity interests of such subsidiaries). If certain security is not provided at the closing of the

Transactions despite the use of commercially reasonable efforts to do so, the delivery of such security will not be a condition precedent to the availability of the Credit Facilities on the closing date of the Credit Facilities, but instead will be required to be delivered following the closing date of the Credit Facilities pursuant to arrangements to be mutually agreed.

Other Terms. The Credit Facilities will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, prepayments of subordinated indebtedness, liens and dividends and other distributions. The Credit Facilities will also include customary events of defaults including a change of control.

The foregoing summary of certain provisions of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter itself, which is incorporated herein by reference. We have filed a copy of the Debt Commitment Letter as Exhibit (b)(1) to the Schedule TO, which is incorporated herein by reference.

Equity Financing. Parent has received an equity commitment letter dated as of July 24, 2017 (the “Equity Commitment Letter”, and together with the Debt Commitment Letter, the “Commitment Letters”), pursuant to which KKR NAXI has committed to contribute, subject to the terms and conditions of the Equity Commitment Letter, to Parent an amount equal to $1,100,000,000 (subject to adjustment as set forth in the Equity Commitment Letter) in cash for the purpose of funding, and to the extent necessary to fund, a portion of the aggregate Offer Price, Merger Consideration, and/or fees, costs and expenses required to be paid in connection with the Transactions pursuant to and in accordance with the Merger Agreement, and certain other amounts required to be paid pursuant to the Merger Agreement (such committed equity financing, the “Equity Financing” and together with the Debt Financing, the “Financing”). The funding of the Equity Financing is subject to (i) the satisfaction, or waiver by Parent, of all of the conditions of the Offer in the Merger Agreement as of the Expiration Date, (see Section 11—“The Merger Agreement”), (ii) the substantially concurrent receipt by Parent of the proceeds of the Debt Financing and (iii) the contemporaneous acceptance for payment by the Purchaser of all Shares validly tendered and not validly withdrawn pursuant to the Offer. KKR NAXI’s equity commitment is subject to reduction in the event Parent does not require all of the Equity Financing in order to satisfy its obligations.

WebMD is a third party beneficiary of the Equity Commitment Letter for the limited purposes provided in the Equity Commitment Letter, which is limited to, subject to the terms and conditions of the Merger Agreement, the right of WebMD to seek specific performance of Parent’s right to cause the Equity Financing to be funded as, and only to the extent provided in, the Equity Commitment Letter.

The obligation of KKR NAXI to fund its equity commitment will terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the closing of the Merger, or (iii) WebMD or any of its affiliates asserting any claim or commencing a lawsuit or other claim, action, suit, investigation or proceeding with respect to, the Equity Commitment Letter, the Merger Agreement, the Limited Guarantee (as defined below), or the transactions contemplated by such agreements against any Investor Affiliate as the term is defined in the Equity Commitment Letter, in each case other than brought against KKR NAXI to specifically enforce the terms of the Equity Commitment Letter solely pursuant to the terms of the Equity Commitment Letter or against Parent or the Purchaser pursuant to the Merger Agreement.

The foregoing summary of certain provisions of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (d)(4) to the Schedule TO and which is incorporated herein by reference.

Limited Guarantee. Concurrently with the execution and delivery of the Equity Commitment Letter, KKR NAXI executed and delivered to WebMD a limited guarantee in favor of WebMD in respect of Parent’s obligation under the Merger Agreement for the payment of the Parent Termination Fee when due (the “Limited Guarantee”), provided that in no event will KKR NAXI’s aggregate liability under the Limited Guarantee exceed the Parent Termination Fee of $175,000,000 under the Limited Guarantee (“Parent Liability Limitation”). The obligations of KKR NAXI under the Limited Guarantee terminate upon the earliest to occur of: (a) the closing of the Merger, (b) the termination of the Merger Agreement in accordance with its terms by mutual written consent of the parties or under circumstances where Parent would not be obligated to make any payments in connection with the termination under the Merger Agreement, (c) the receipt by WebMD of the payment of the obligations guaranteed by the Limited Guarantee and (d) the three-month anniversary of termination of the Merger Agreement in accordance with its terms where Parent would be obligated to make any payment in connection with the termination under the Merger Agreement, if WebMD has not by the three-month anniversary commenced a suit, action or other proceeding against Parent alleging payment is due under the Merger Agreement in connection with the termination or against KKR NAXI that amounts are due pursuant to the Limited Guarantee, or, if WebMD has commenced such suit, action or other proceeding prior to such three-month anniversary, the date such claim is finally satisfied or otherwise resolved.

The foregoing summary of certain provisions of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guarantee, a copy of which has been filed as Exhibit (d)(3) to the Schedule TO and which is incorporated herein by reference.

Other than as discussed in this Section 9, there are currently no replacement financing arrangements or replacement financing plans.

10.	Background of the Offer; Past Contacts or Negotiations with WebMD.

The following is a description of significant contacts between representatives of KKR, Parent and the Purchaser, on the one hand, and representatives of WebMD, on the other hand, that resulted in the execution of the Merger Agreement and commencement of the Offer. The discussion below covers only the key events and does not attempt to describe every communication among the parties. For a review of WebMD’s activities relating to the contacts leading to the Merger Agreement, please refer to the Schedule 14D-9, which will be filed by WebMD with the SEC and is being mailed to stockholders concurrently with this Offer to Purchase.

On February 16, 2017, WebMD issued a press release announcing that its Board of Directors, working together with its management team and legal and financial advisors, had commenced a process to explore and evaluate potential strategic alternatives. Shortly after the announcement, a representative of KKR contacted a representative of J.P. Morgan to express KKR’s interest in WebMD.

On April 6, 2017, KKR executed a confidentiality agreement with WebMD. Also on April 6, 2017, WebMD granted KKR access to a virtual data room containing materials in respect of WebMD for purposes of KKR’s preliminary due diligence investigation. In recognition of Parent’s digital media expertise as well as the potential strategic benefits of a transaction combining WebMD and Parent, KKR and Parent sought to undertake the diligence process together. Parent subsequently signed a joinder to the confidentiality agreement and was also granted access to the virtual data room.

On April 19, 2017, KKR received a process letter, which summarized the procedures and timetable for providing a non-binding indication of interest. The process letter established May 10, 2017 as the deadline to submit a preliminary non-binding indication of interest.

On May 4, 2017 and May 11, 2017, representatives of both J.P. Morgan and WebMD management conducted telephonic meetings with representatives of Parent and KKR regarding management presentation materials previously provided.

On May 11, 2017, KKR submitted a preliminary non-binding indication of interest with respect to an acquisition of WebMD with a per Share price range of $60.00 to $62.00 in cash.

On May 15, 2017, J.P. Morgan called KKR to advise KKR that it was invited into the next round of the process.

On May 17, 2017, WebMD provided KKR and Parent with access to additional materials regarding WebMD in the virtual data room for purposes of its due diligence investigation.

On May 25, 2017, representatives of WebMD and J.P. Morgan had diligence meetings with and gave management presentations to, representatives of KKR and Parent as part of the ongoing due diligence efforts. Representatives of WebMD also attended a dinner with representatives of Parent and KKR.

Throughout the months of June and July, representatives of KKR and Parent and their advisors held various diligence calls with WebMD’s management and representatives of J.P. Morgan.

On June 7, 2017, representatives of J.P. Morgan provided KKR with a second-round process letter, which summarized the procedures and timetable for the submission of final written proposals for the acquisition of WebMD. The process letter established July 11, 2017 as the deadline to submit such second round proposals, June 22, 2017 as the deadline to submit lists of key issues on the transaction agreement and July 6, 2017 as the deadline to submit proposed drafts of financing commitments.

On June 13, 2017, representatives of WebMD and J.P. Morgan had a diligence meeting with representatives of KKR and Parent to discuss follow-up questions from the initial WebMD management presentation.

On June 14, 2017, representatives of J.P. Morgan distributed a draft merger agreement to KKR.

On June 22, 2017, Parent/KKR submitted an issues list to representatives of WebMD, J.P. Morgan and WebMD’s legal advisors, Shearman & Sterling, based on the draft merger agreement that had previously been distributed.

On June 27, 2017, the Chairman of WebMD’s Board, Martin Wygod, met with a representative of KKR to discuss its level of interest in an acquisition of WebMD and the overall timing of the process.

On June 29, 2017, representatives of J.P. Morgan contacted representatives of KKR to communicate the decision of the WebMD Board of Directors to delay the timing of the process and provided KKR with an updated process letter establishing a revised date of July 20, 2017 as the deadline to submit final written proposals for the acquisition of WebMD. In addition, the updated process letter established a revised date of July 14, 2017 as the deadline to submit proposed drafts of financing commitments (if applicable). Following this communication, a representative of KKR contacted Mr. Wygod to discuss KKR’s continued high level of interest in an acquisition of WebMD, and indicated that KKR and its representatives were prepared to move quickly to finalize the terms of the draft merger agreement.

On July 5, 2017, representatives of Shearman & Sterling had calls with representatives of Simpson Thacher & Bartlett LLP (“Simpson Thacher”), outside legal counsel for Parent/KKR, to discuss the lists of key issues submitted by Simpson Thacher with respect to the draft merger agreement.

On July 11, 2017, representatives of Shearman & Sterling called representatives of Simpson Thacher to request that Parent/KKR provide its proposed draft of the merger agreement in advance of the July 20, 2017 deadline to submit final second round proposals.

On July 13, 2017, WebMD provided Parent/KKR with draft disclosure schedules to the draft merger agreement that had previously been distributed.

On July 14, 2017, Simpson Thacher sent to Shearman & Sterling a revised draft of the merger agreement, together with draft financing commitments and an equity commitment letter. Also on July 14, 2017, a representative of KKR contacted Mr. Wygod to discuss the agenda for a meeting with other representatives of Parent and KKR which was scheduled for July 18, 2017.

In addition, on July 18, 2017, a representative of Shearman & Sterling had calls with representatives of Simpson Thacher to discuss certain issues presented by the revised draft merger agreement and related documentation submitted. Also on July 18, 2017, Simpson Thacher sent to Shearman & Sterling revisions to the draft limited guarantee provided by WebMD.

On July 18, 2017, at the request of KKR, Mr. Wygod met with representatives of Parent and KKR to further discuss Parent’s and KKR’s ideas for WebMD’s strategic direction. Mr. Wygod also indicated he would be willing to assist in any transition but would not discuss any further role in WebMD, nor did the representatives of Parent and KKR request that Mr. Wygood accept any such further role in WebMD.

On July 19, 2017, Shearman & Sterling sent revised drafts of the merger agreements and related documents that had been submitted by Parent/KKR to representatives of Simpson Thacher.

On July 20, 2017, KKR and Parent submitted a proposal contemplating an acquisition of WebMD at a price per Share of $62.35 in cash along with revised drafts of the merger agreement and related documentation including financing commitments and the equity commitment letter.

On July 21, 2017, representatives of J.P. Morgan contacted representatives of KKR to request that they submit their “best and final” offer by 6:00 pm on July 22, 2017. Also on July 21, 2017, representatives of Shearman & Sterling had calls with representatives of Simpson Thacher to discuss certain issues presented by the revised draft merger agreements and related documentation.

On the morning of July 22, 2017, Shearman & Sterling sent revised drafts of the merger agreement and related documents to representatives of Simpson Thacher. During the course of the day on July 22, 2017, representatives of

WebMD, J.P. Morgan and Shearman & Sterling conducted calls with representatives of Parent, KKR and Simpson Thacher in connection with the debt financing structure that had been proposed by Parent and KKR. On these calls, representatives of WebMD reminded representatives of Parent and KKR that they should consider their upcoming bid as a “best and final” offer.

On the evening of July 22, 2017, Parent/KKR submitted a proposal contemplating an acquisition of WebMD at a price per Share of $66.50 in cash, together with revised drafts of the merger agreement and related documentation, including the financing commitments, equity commitment letter and limited guarantee. Over the night of July 22, 2017 into July 23, 2017, representatives of Shearman & Sterling and Simpson Thacher negotiated various issues in the merger agreement and related documentation, such that the agreement was close to being in final form.

Following the WebMD board meeting on the morning of July 23, 2017 and throughout the day on July 23, 2017 and into the early morning of July 24, 2017, representatives of Shearman & Sterling and Simpson Thacher had discussions and exchanged draft documentation to finalize the merger agreement and related documents, including disclosure schedules, on terms consistent with those approved by the Board of Directors of WebMD.

Prior to the opening of U.S. stock markets on July 24, 2017, Parent, Purchaser and WebMD executed the Merger Agreement and thereafter issued a joint press release publicly announcing the execution of the Merger Agreement.

11.	The Merger Agreement.

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 7—“Certain Information Concerning WebMD.” Capitalized terms used but not defined in this section will have the respective meanings given to them in this Offer to Purchase. Stockholders of WebMD and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Offer.

The Merger Agreement provides that the Purchaser will commence the Offer to purchase all Shares at a price per share equal to the Offer Price by August 7, 2017, and that, subject only to the satisfaction, or waiver by the Purchaser or Parent, of the Offer Conditions that are described in Section 15—“Conditions of the Offer,” the Purchaser will (and Parent will cause the Purchaser to) consummate the Offer in accordance with its terms and accept for payment and promptly pay (or cause the Depositary and Paying Agent to pay) for all such Shares validly tendered and not validly withdrawn pursuant to the Offer. The initial Expiration Date of the Offer will be 11:59 P.M., New York City time, on September 7, 2017.

Terms and Conditions of the Offer.

The obligations of the Purchaser to, and Parent to cause the Purchaser to, accept for payment, and pay (or cause the Depositary and Paying Agent to pay) for, any Shares tendered pursuant to the Offer are subject to the Offer Conditions described in Section 15—“Conditions of the Offer.” The Offer Conditions are for the sole benefit of the Purchaser and Parent. The Purchaser expressly reserves the right to waive, in whole or in part, any Offer Condition or modify the terms of the Offer; provided, however, that without the prior written consent of WebMD, the Purchaser will not (i) waive the Minimum Condition, (ii) decrease the Offer Price payable in the Offer or change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) impose conditions to the Offer in addition to the Offer Conditions or amend, modify or supplement any of the Offer Conditions or any other term of the Offer in a manner that is adverse to the holders of Shares, or (v) extend (or make any other amendment that would have the effect of extending) the initial Expiration Date of the Offer, except as required or permitted by the Merger Agreement.

Expiration and Extension of the Offer.

The initial Expiration Date of the Offer will be 11:59 P.M., New York City time, on September 7, 2017.

The Merger Agreement provides that the Purchaser will, and Parent will cause the Purchaser to, (a) extend the Offer any minimum period or periods required by applicable law, required by applicable rules, regulations, interpretations or positions of the SEC or its staff or required by any of the rules and regulation, including listing standards, of

Nasdaq or any other United States national securities exchange registered under the Exchange Act on which Shares are then traded, (b) in the event that any of the Offer Conditions are not satisfied or waived, as of any then-scheduled Expiration Date, extend the Offer for successive extension periods of five business days each until all of the Offer Conditions are satisfied or waived or (c) if at any then-scheduled Expiration Date, WebMD has brought any action in accordance with the Merger Agreement to enforce specifically the performance of the terms and provisions of the Merger Agreement extend the Expiration Date (1) for the period during which such action is pending or (2) for such other time period established by the court presiding over such action, provided that in the case of clauses (a), (b) and (c), (A) in no event will the Purchaser be required to extend the Offer beyond the earlier to occur of (1) the date the Merger Agreement is terminated in accordance with its terms or (2) the Outside Date and (B) if the Marketing Period has ended and the sole then-unsatisfied Offer Condition is the Minimum Condition, the Purchaser may, and WebMD may require Purchaser to, extend the Offer for up to four occasions in consecutive periods of five business days. In addition, if, at the then-scheduled Expiration Date, (A) the full amount of the Debt Financing will not be available to be funded at the consummation of the Offer and the closing of the Merger (other than as a result of certain breaches by Parent or the Purchaser of the Merger Agreement as set forth therein) and (B) Parent and the Purchaser acknowledge and agree in writing that (1) WebMD may, at any time following such then-scheduled Expiration Date, terminate the Merger Agreement pursuant to its terms and receive the termination fee as set forth in the Merger Agreement and (2) all Offer Conditions set forth in clauses (iv) to (vi) of Section 15—“Conditions of the Offer” will be deemed to have been satisfied or waived at the Expiration Date of the Offer after giving effect to any such extension, the Purchaser will have the right, in its sole discretion, to extend the Offer on up to four occasions in consecutive increments of five business days each (each such increment to end at 11:59 P.M., New York City time, on the last business day of such increment) (or such other duration as may be agreed to by Parent and WebMD); provided that the Purchaser will not be permitted to extend the Offer to a date later than the Outside Date.

Recommendation.

WebMD has represented in the Merger Agreement that the WebMD Board has (i) determined that the Merger Agreement and the Transactions are fair to and in the best interests of WebMD and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by WebMD of the Merger Agreement and the consummation of the Transactions, (iv) resolved that the Merger will be effected under Section 251(h) of the DGCL and (v) resolved to recommend that holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “WebMD Board Recommendation”).

The Merger.

The Merger Agreement provides that, subject to its terms and conditions and in accordance with Section 251(h) of the DGCL, at the Effective Time (as defined below), the Purchaser will merge with and into WebMD (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”) in the Merger as a wholly-owned subsidiary of Parent. The closing of the Merger will take place as soon as practicable following the Acceptance Time, subject to the satisfaction or, to the extent permitted, waiver of the conditions to the Merger set forth in the Merger Agreement, or such other date as Parent and WebMD mutually agree in writing. The Merger shall become effective at the time that the Certificate of Merger is filed with the Secretary of State of the State of Delaware, or at such later time as is agreed to by the Purchaser, Parent and WebMD and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

Certificate of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation.

At the Effective Time, the certificate of incorporation of WebMD, as in effect immediately prior to the Effective Time, will be amended as a result of the Merger in accordance with Annex B of the Merger Agreement and will be the certificate of incorporation of the Surviving Corporation and (b) the by-laws of the Purchaser, as in effect immediately prior to the Effective Time, will be the by-laws of the Surviving Corporation, in each case until amended in accordance with applicable law. The Merger Agreement provides that the directors of the Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and the officers of WebMD immediately prior to the Effective Time will be the initial officers of the Surviving Corporation.

Merger Closing Conditions.

The respective obligations of each of WebMD, Parent and the Purchaser to consummate the Merger will be subject to the satisfaction (or written waiver by WebMD, Parent and the Purchaser, if permissible by law), at or prior to the Effective Time, of the following conditions:

•	No governmental authority of competent jurisdiction will have enacted or issued any law, rule, order or similar requirement that is in effect and enjoins or otherwise prohibits or makes illegal the consummation of the Transactions; and
•	The Purchaser (or Parent on the Purchaser’s behalf) will have irrevocably accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

Merger Consideration; Conversion of Shares.

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, other than any Excluded Shares (as defined below) and Shares owned by a holder who has properly demanded appraisal for such Shares in accordance with, and who complies in all respects with, Section 262 of the DGCL, will be cancelled and will be converted automatically into the right to receive an amount in cash equal to the Offer Price, without interest.

At the Effective Time, each Share held in the treasury of WebMD or owned by any direct or indirect wholly-owned subsidiary of WebMD and each Share owned by the Purchaser, Parent or any direct or indirect wholly-owned subsidiary of Parent immediately prior to the Effective Time will automatically be cancelled without any conversion thereof and no payment or distribution will be made with respect thereto (other than any Share owned by any direct or indirect wholly-owned subsidiary of WebMD, which will automatically be converted into such number of shares of common stock of the Surviving Corporation so as to maintain the same relative ownership percentage) (the “Excluded Shares”).

WebMD Options.

The Merger Agreement provides that each Option to acquire Shares granted under a WebMD equity plan that is outstanding, vested and exercisable as of immediately prior to the Effective Time, or that vests upon the Effective Time in accordance with its terms, and for which the Merger Consideration exceeds the exercise price of such Option will be automatically cancelled and converted into the right to receive an amount in cash equal to the product of the excess of the Merger Consideration over the exercise price of each such Option and the number of Shares subject to such Option immediately prior to the Effective Time, less any required withholding of taxes. Each other Option granted under a WebMD equity plan that is outstanding immediately prior to the Effective Time will be converted into the right of the holder to receive a cash payment equal to the excess of the Merger Consideration over the exercise price of each such Option multiplied by the aggregate number of Shares subject to such Option that would have vested on each applicable vesting date, which will become payable on the first payroll date following each such applicable vesting date.

WebMD Restricted Shares.

The Merger Agreement provides for the following treatment of WebMD restricted shares:

•	All restricted shares granted under a WebMD equity plan that are outstanding and vested immediately prior to the Effective Time, or that vest upon the Effective Time in accordance with their terms, will be automatically cancelled as of the Effective Time and in consideration of such cancellation, the holder will be entitled to receive a cash payment in an amount equal to the product of the Merger Consideration and the aggregate number of such vested restricted shares.
•	Each other restricted share granted under a WebMD equity plan that is outstanding immediately prior to the Effective Time will be converted into the right of the holder to receive a cash payment equal to the product of the Merger Consideration and the aggregate number of such unvested restricted shares which would have vested on the applicable vesting date, which will become payable on the first payroll date immediately following each such applicable vesting date of the award.

WebMD Performance Shares.

The Merger Agreement provides for the following treatment of WebMD performance shares:

•	Each unvested performance share granted under a WebMD equity plan that is outstanding immediately prior to the Effective Time will be converted into the right of the holder to receive a cash payment equal to the product of the Merger Consideration and the aggregate number of such unvested performance shares which would have vested on the applicable vesting date, which will become payable on the first payroll date immediately following each such applicable vesting date of the award (assuming maximum achievement of all performance milestones).

WebMD Restricted Stock Units.

The Merger Agreement provides for the following treatment of WebMD restricted stock units:

•	All restricted stock units granted under a WebMD equity plan that are outstanding and vested immediately prior to the Effective Time, or that vest upon the Effective Time in accordance with their terms, will be automatically cancelled as of the Effective Time and in consideration of such cancellation, the holder will be entitled to receive a cash payment in an amount equal to the product of the Merger Consideration and the aggregate number of Shares subject to such vested restricted stock units.
•	Each other restricted stock unit granted under a WebMD equity plan that is outstanding immediately prior to the Effective Time will be converted into the right of the holder to receive a cash payment equal to the product of the Merger Consideration and the aggregate number of Shares underlying such unvested restricted stock units which would have vested on the applicable vesting date, which will become payable on the first payroll date immediately following each such applicable vesting date of the award.

Payment for Shares.

The Merger Agreement provides that prior to the Acceptance Time (as defined in the Merger Agreement), Parent will appoint a bank or trust company, approved in advance by WebMD, to act as paying agent in the Merger, which Parent has determined will be the Depositary and Paying Agent. On or prior to the closing date of the Merger, Parent will deposit, or will cause to be deposited, with the Depositary and Paying Agent, for the benefit of the holders of Shares issued and outstanding immediately prior to the Effective Time, cash in amount sufficient to pay the aggregate Merger Consideration in accordance with the Merger Agreement. The Merger Agreement provides that Parent will cause to be mailed to each person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration (i) a Letter of Transmittal and (ii) instructions for use in effecting the surrender of the certificates evidencing such Shares (the “Certificates”) or the non-certificated Shares represented by book-entry in exchange for the Merger Consideration.

Upon surrender of Certificates (or effective affidavits of loss in lieu thereof) to the Depositary and Paying Agent for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto (and such other documents as may customarily be required by the Depositary and Paying Agent), the holder of such Shares will be entitled to receive in exchange therefor the Merger Consideration.

No interest will be paid or will accrue on any cash payable to holders of Certificates or book-entry Shares.

Any portion of payment funds that remain undistributed to the holder of Shares 12 months after the Effective Date will be, upon demand, delivered to the Surviving Corporation, and thereafter, any stockholders who have not yet surrendered their Certificates or book-entry Shares will thereafter look only to Parent or the Surviving Corporation for satisfaction of their claims for the Merger Consideration.

Representations and Warranties.

The Merger Agreement contains representations and warranties of WebMD, Parent and the Purchaser.

In the Merger Agreement, WebMD has made customary representations and warranties (qualified by reference to certain SEC filings and WebMD disclosure schedule to the Merger Agreement) to Parent and the Purchaser with respect to, among other matters:

•	the corporate organization and qualification of WebMD and its subsidiaries;
•	WebMD’s and its subsidiaries’ capital structure;

•	WebMD’s corporate power and authority to enter into the Merger Agreement;
•	the due execution and delivery by WebMD of the Merger Agreement and the enforceability of the Merger Agreement against WebMD;
•	required filings and consents;
•	the absence of conflicts with the organizational documents of WebMD, applicable law or contracts of WebMD;
•	compliance with laws and governmental authorizations by WebMD and its subsidiaries;
•	WebMD’s filings with the SEC;
•	WebMD’s financial statements and internal controls;
•	the absence of certain changes or events involving WebMD since December 31, 2016, or March 31, 2017, as applicable;
•	the absence of legal proceedings involving WebMD and its subsidiaries;
•	employment and employee benefits matters;
•	selected contracts;
•	intellectual property matters;
•	tax matters;
•	environmental matters;
•	real property matters;
•	the accuracy of the information supplied by WebMD for inclusion in certain SEC filings relating to the Offer;
•	the absence of related party transactions;
•	broker’s or finder’s fees;
•	the fairness opinion delivered to WebMD by J.P. Morgan as financial advisor to WebMD;
•	anti-corruption compliance matters;
•	data privacy and security matters;
•	insurance coverage of WebMD and its subsidiaries; and
•	healthcare laws

Some of the representations and warranties in the Merger Agreement made by WebMD are qualified as to knowledge, “materiality” or “Material Adverse Effect.”

For purposes of the Merger Agreement, “Material Adverse Effect” means any event, circumstance, change, development or effect that, individually or in the aggregate with such other events, circumstances, changes, developments or effects, has, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, properties, financial condition or results of operations of WebMD and its subsidiaries, taken as a whole; provided that in no event will any event, circumstance, change, development or effect resulting from or relating to any of the following, alone or in combination, be deemed to constitute, nor be taken into account in determining whether there has been, a Material Adverse Effect:

•	a change in general economic, political, social, regulatory, business, financial, credit or capital market conditions, including interest or exchange rates;
•	a change in the industries, or in the business conditions in the geographic regions, in which WebMD and any of its subsidiaries operate;

•	any change in accounting requirements or principles required by GAAP (or any interpretations thereof) or required by any change in laws (or any interpretations thereof), in each case, after the date of the Merger Agreement;
•	any adoption, implementation, promulgation, repeal or modification, reinterpretation or proposal of any law after the date of the Merger Agreement,
•	any seasonal fluctuations in the business of WebMD and its subsidiaries:
•	any outbreak, escalation or acts of terrorism or sabotage, armed hostility or war (whether or not declared) or any weather-related event, fire or natural disaster or other national or international calamity or worsening of any such occurrences or conditions,
•	declines in the market price or trading volume of Shares (provided that the underlying causes of such declines may be considered in determining whether there is a Material Adverse Effect);
•	the announcement of the execution of the Merger Agreement or the pendency of the Transactions;
•	the identity of Parent or any of its affiliates as the acquirer of WebMD or any facts or circumstances concerning Parent or any of its affiliates;
•	compliance with the terms of, or the taking of any action required by or the failure to take any action prohibited by, the Merger Agreement (other than with respect to the obligations of WebMD to conduct the business of WebMD and its subsidiaries in the ordinary course of business of WebMD) or consented to or requested by Parent in writing in advance after disclosure to Parent of all material and relevant facts and information to the knowledge of WebMD; or
•	any failure to meet internal or published projections, forecasts, performance measures, operating statistics or revenue or earnings predictions for any period (provided that the underlying causes of such failure may be considered in determining whether there is a Material Adverse Effect);

provided that with respect to the first, second, third, fourth and sixth bullets above, the exception will only apply to the extent that such event, circumstance, development, change or effect does not have a disproportionate impact on WebMD and its subsidiaries, taken as a whole, compared to other companies that operate in the industries in which WebMD and its subsidiaries operate.

In the Merger Agreement, Parent and the Purchaser have made customary representations and warranties to WebMD with respect to, among other matters:

•	the corporate organization and valid existence of Parent and the Purchaser;
•	Parent’s and the Purchaser’s power and authority to enter into the Merger Agreement;
•	the absence of conflicts with the organizational documents of Parent or the Purchaser, applicable law, or contracts of Parent or the Purchaser;
•	the due execution and delivery by Parent and the Purchaser of the Merger Agreement and the enforceability of the Merger Agreement against Parent and the Purchaser;
•	required filings and consents;
•	the absence of legal proceedings involving Parent or its affiliates as of the date of the Merger Agreement;
•	the financing commitments and guarantee obtained by Parent and Micro for the Transactions;
•	the Surviving Corporation’s solvency after giving effect to the Transactions;
•	the accuracy of the information supplied by Parent or the Purchaser for inclusion in certain SEC filings relating to the Offer;
•	ownership of WebMD’s common stock by Parent, the Purchaser and Parent’s subsidiaries;
•	the operations of the Purchaser; and
•	brokers’ or finder’s fees.

Some of the representations and warranties in the Merger Agreement made by Parent and the Purchaser are qualified as to knowledge, “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, “Parent Material Adverse Effect” means any event, circumstance, change, development or effect that, individually or in the aggregate, prevents or materially delays consummation of any of the Transactions or otherwise prevents or materially delays Parent or the Purchaser from performing its obligations under the Merger Agreement.

The representations and warranties and agreements contained in the Merger Agreement will terminate on the Effective Time, other than any covenant or agreement that by its terms contemplates performance after the Effective Time.

The representations and warranties contained in the Merger Agreement have been made by each party to the Merger Agreement solely for the benefit of the other parties, and those representations and warranties should not be relied on by any other person. In addition, those representations and warranties:

•	have been made only for purposes of the Merger Agreement;
•	with respect to WebMD, have been qualified by (i) matters specifically disclosed in any reports filed by WebMD with the SEC after December 31, 2015 and prior to the date of the Merger Agreement (subject to certain exceptions) and (ii) confidential disclosures made to Parent and the Purchaser in the disclosure letter delivered in connection with the execution of the Merger Agreement—such information modifies, qualifies and creates exceptions to the representations and warranties in the Merger Agreement;
•	will not survive consummation of the Merger (except as otherwise stated in the Merger Agreement);;
•	have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters of fact;
•	were, in certain circumstances, made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement; and
•	are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, including qualifications as to “materiality” or a “Material Adverse Effect,” as described above.

Covenants

Conduct of the Business of WebMD.

The Merger Agreement provides that from the date of the signing of the Merger Agreement until the earlier of the Effective Time or termination of the Merger Agreement, except as contemplated by another provision of the Merger Agreement, as set forth in the WebMD disclosure schedule to the Merger Agreement or as required by applicable law. WebMD will:

•	conduct the businesses of WebMD and its subsidiaries in the ordinary course of business; and
•	use its commercially reasonable efforts to preserve substantially intact the business organization of WebMD and its subsidiaries.

WebMD has also agreed that, except as contemplated by another provision of the Merger Agreement, as set forth in the WebMD disclosure schedule to the Merger Agreement or as required by applicable law, during the period between the date of the Merger Agreement and the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms, neither WebMD nor any of its subsidiaries will take certain actions, without the prior written consent of Parent, which consent will not be unreasonably withheld, conditioned or delayed, including, among other things and subject to certain exceptions:

•	amending or otherwise changing its certificate of incorporation, by-laws or other similar organizational documents;
•	(i) issuing, selling, granting, disposing of, encumbering (other than permitted liens), or authorizing such issuance, sale, grant, disposition or encumbrance of, any shares of any class of share capital of WebMD or any WebMD subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such share capital, or any other ownership interest, of WebMD or any of its subsidiaries (except for the issuance of Shares issuable pursuant to WebMD Options or restricted stock units or conversion of convertible securities that are outstanding on the date of this Agreement) or (ii) selling, disposing of, encumbering (other than permitted liens), transferring, leasing, subleasing, licensing, pledging, discontinuing, abandoning, allowing to lapse or expire, failing to maintain, or authorizing any of the foregoing with respect to, any material assets, properties, rights, title or interests of WebMD or any of its subsidiaries except, in the case of this clause (ii), in the ordinary course of business or pursuant to existing contracts set forth in the WebMD disclosure schedule;

•	declaring, setting aside, establishing a record date for, making or paying any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its share capital, except for dividends or other distributions by any direct or indirect wholly-owned subsidiary of WebMD to WebMD or any other direct or indirect wholly-owned subsidiary of WebMD;
•	reclassifying, combining, splitting, subdividing or redeeming, or purchasing or otherwise acquiring, directly or indirectly, any share capital of, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such share capital or other equity or voting interests of, WebMD or any of its subsidiaries, subject to certain exceptions;
•	(i) acquiring, or making any investment in, any asset, property, company, corporation, partnership or other business organization, except for purchases of assets or property in the ordinary course of business or that would otherwise be permitted pursuant to clause (iv); (ii) subject to certain exceptions, incurring, prepaying, refinancing, amending the terms of any indebtedness for borrowed money or issuing any debt securities, warrants or other rights to acquire any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person; (iii) entering into, extending, terminating, modifying, waiving rights under or amending certain specified contracts, other than in the ordinary course of business; (iv) making, authorizing, or making any commitment with respect to, capital expenditures that in the aggregate exceed by $5,000,000 the aggregate amount of the annual capital expenditures budget of WebMD and its subsidiaries, taken as a whole, as set forth in the WebMD disclosure schedule to the Merger Agreement or (v) entering into any swap or hedging transaction or other derivative agreements, other than in the ordinary course of business;
•	except as otherwise required under any plan in existence as of the date of the Merger Agreement: (i) increasing the compensation payable or to become payable or the benefits provided to WebMD’s service providers, except for increases in compensation to specified excluded employees in the ordinary course of business; (ii) granting any retention, severance or termination pay to, or entering into any employment, bonus, change of control or severance agreement with, any WebMD service provider; (iii) establishing, adopting, entering into, terminating or amending any plan, or establishing, adopting or entering into any plan, agreement, program, policy, trust, fund or other arrangement that would be a plan if it were in existence as of the date of the Merger Agreement, except as required by law or as otherwise permitted in clause (i) above; (iv) hiring or terminating, other than for cause, any executive officer; or (v) granting any equity or equity-based incentive compensation; except, in the case of the matters described in clauses (ii) and (iii), (a) in connection with the hiring of new employees or contractors who are not directors or executive officers in the ordinary course of business and (b) in connection with the promotion of employees who are not directors or executive officers (and who will not be directors or executive officers after such promotion) in the ordinary course of business;
•	failing to maintain in full force and effect or materially modifying (i) the existing insurance policies (or alternative policies with comparable terms and conditions) covering WebMD and its subsidiaries and their respective properties, assets and businesses or (ii) any published user-facing privacy policies, except as required by law;
•	settling any action other than (i) settlements involving payments by WebMD of not more than $5,000,000 in the aggregate (net of insurance proceeds and third party indemnification recoveries payable to WebMD or any of its subsidiaries in connection with such settlement) or (ii) stockholder litigation arising out of or related to the Transactions (subject to the terms of the Merger Agreement);
•	entering into any new line of business outside its existing line of business as of the date of the Merger Agreement;
•	entering into or adopting any “poison pill” or similar stockholder rights plan;

•	adopting a plan of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization document;
•	except as required by GAAP or applicable law, (i) revaluing in any material respect any of its properties or assets, including writing-off notes or accounts receivable, other than in the ordinary course of business consistent with past practice or (ii) making any change in financial accounting methods, principles, policies or practices or procedures;
•	making, changing or revoking any material tax election, adopting or changing any method of tax accounting or tax accounting period with respect to a material amount of taxes, materially amending any tax returns or filing claims for material tax refunds, entering into any closing agreement, agreeing to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material tax, settling or compromising any material tax liability or surrendering any right to claim a material tax refund; or
•	authorizing, committing or entering into any agreement, whether written or otherwise, to do any of the foregoing.

Each of Parent and the Purchaser have agreed that during the period between the date of the Merger Agreement and the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms, it will not, directly or indirectly, take any action that would have a Parent Material Adverse Effect.

No Solicitation.

WebMD agreed that it and its subsidiaries will, and will instruct (and use its reasonable best efforts to cause) its and its subsidiaries’ representatives to, immediately cease and cause to be terminated any discussions or negotiations with any person that may be ongoing with respect to an Acquisition Proposal (as defined herein), and will promptly request the prompt return or destruction of all confidential information previously furnished to any person in connection therewith and immediately terminate all physical and electronic dataroom access previously granted to any such person, its subsidiaries or representatives.

After the date of the Merger Agreement and prior to the earlier of the Effective Time and the termination of the Merger Agreement, WebMD has agreed that neither it nor any of its subsidiaries, nor any of the officers or directors of it or any of its subsidiaries, will, and it will instruct (and use reasonable best efforts to cause) its and its subsidiaries’ representative not to:

•	solicit, initiate, knowingly encourage or knowingly facilitate (including by providing any information) any inquiries or the submission of any proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal; or
•	engage in, continue or otherwise participate in discussions or negotiations regarding, or furnish to any person any non-public information concerning WebMD or any of its subsidiaries to any person relating to or that could reasonably be expected to lead to any Acquisition Proposal except to notify such person of the existence of the restrictions on solicitation; provided that, notwithanding the foregoing, WebMD may grant a limited waiver, amendment or release under any confidentiality or standstill agreement to the extent necessary to allow for a confidential Acquisition Proposal to be made to the WebMD Board to the extent the WebMD Board determines in good faith (after consultaion with its outside legal counsel) that its failure to do so would be reasonably expected to be inconsistent with its fiduciary duties under applicable law.

Notwithstanding the foregoing, prior to the Acceptance Time, WebMD or the WebMD Board may furnish information to, or engage in discussions or negotiations with, any person in connection with a bona fide unsolicited written Acquisition Proposal by such person, if prior to taking such action (A) the WebMD Board (1) determines in good faith (after consultation with its outside legal and financial advisors) that such Acquisition Proposal is, or could reasonably be expected to result in, a Superior Proposal (as defined below), and (2) determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be reasonably expected to be inconsistent with its fiduciary duties under applicable law, and (B) WebMD receives from such person an executed confidentiality agreement with terms no less favorable to WebMD than the Confidentiality Agreement (it being understood that such confidentiality agreement need not prohibit the making, or amendment, of a confidential Acquisition Proposal). WebMD has agreed that it will provide Parent with copies of all written due diligence materials concerning WebMD provided by WebMD to such party to the extent not previously provided or made available to Parent substantially concurrent with making such materials available to such person

Except as permitted by the Merger Agreement, WebMD has agreed that it will not, and will not publicly propose to (i) (A) withhold, withdraw or modify, in a manner adverse to Parent or the Purchaser, the WebMD Board Recommendation, (B) approve, adopt or recommend any Acquisition Proposal, (C) fail to include the WebMD Board Recommendation in the Schedule 14D9, (D) if any Acquisition Proposal has been made public, fail to reaffirm the WebMD Board Recommendation upon request of Parent within five business days upon receipt of a written request from Parent to do so; provided, that Parent may make such request only once with respect to such Acquisition Proposal unless such Acquisition Proposal is subsequently materially modified in which case Parent may make such request once each time such material modification is made; or (E) fail to recommend against any Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D under the Exchange Act within five business days after the commencement of such Acquisition Proposal (any such action, an “Adverse Recommendation Change”), or (ii) except as expressly permitted by the Merger Agreement, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (other than a confidentiality agreement entered into in compliance with the Merger Agreement (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal or otherwise resolve or agree to do so.

Notwithstanding the foregoing, the WebMD Board may, prior to the Acceptance Time, (1) make an Adverse Recommendation Change or cause WebMD to terminate the Merger Agreement and enter into an Alternative Acquisition Agreement if WebMD receives an unsolicited written Acquisition Proposal not resulting from a breach of the non-solicitation provisions of the Merger Agreement that the WebMD Board determines in good faith (after consultation with its outside legal and financial advisors) is a Superior Proposal and determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be reasonably expected to be inconsistent with its fiduciary duties under applicable law or (2) make an Adverse Recommendation Change if an Intervening Event (as defined below) occurs and as a result thereof the WebMD Board determines in good faith (after consultation with its outside legal counsel) that the failure to effect an Adverse Recommendation Change would be reasonably expected to be inconsistent with its fiduciary duties under applicable law; but only if:

•	before making an Adverse Recommendation Change with respect to a Superior Proposal or authorizing a termination of the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with the Merger Agreement,
•	WebMD has notified Parent in writing that it intends to effect an Adverse Recommendation Change;
•	WebMD has provided Parent a summary of the material terms and conditions of such Superior Proposal (including the consideration offered therein and the identity of the person or group of persons making the Superior Proposal) and unredacted copies of the Alternative Acquisition Agreement and all other documents related to the Superior Proposal;
•	if requested to do so by Parent, for a period of four business days following delivery of such notice, WebMD has discussed and negotiated in good faith, and has made its representatives available to discuss and negotiate in good faith, with Parent’s representatives, any bona fide proposed modifications to the terms and conditions of the Merger Agreement; and
•	no earlier than the end of such four business day period, the WebMD Board has concluded, after considering the terms of any proposed amendment or modification to the Merger Agreement proposed by Parent during such four business day period and in consultation with its outside legal and financial advisors, that such Superior Proposal still constitutes a Superior Proposal (it being understood and agreed that any change to the financial or other material terms of a proposal that was previously the subject of a notice under the Merger Agreement will require a new notice to Parent and an additional three business day period); and
•	before making an Adverse Recommendation Change with respect to an Intervening Event,
•	WebMD has notified Parent in writing that it intends to effect an Adverse Recommendation Change, describing in reasonable detail the reasons for such Adverse Recommendation Change;
•	if requested to do so by Parent, for a period of four business days following delivery of such notice, WebMD has discussed and negotiated in good faith, and has made its representatives available to discuss and negotiate in good faith, with Parent’s representatives any bona fide proposed modifications to the terms and conditions of the Merger Agreement; and

•	no earlier than the end of such four business day period, the WebMD Board has determined in good faith, after considering the terms of any proposed amendment or modification to the Merger Agreement proposed by Parent during such four business day period, that the failure to effect an Adverse Recommendation Change would still be reasonably expected to be inconsistent with the WebMD Board’s fiduciary duties under applicable law.

WebMD has agreed that it will promptly (and in any event within 48 hours) provide Parent notice of (A) the receipt of any Acquisition Proposal and (B) any written inquiries, proposals or offers received by, or any discussions or negotiations sought to be initiated or continued with, WebMD or its representatives that may reasonably be expected to lead to an Acquisition Proposal and disclose the material terms of such inquiry, proposal or offer (including copies of any written materials related thereto, including any financing commitments received) and the identity of the person or group of persons making such Acquisition Proposal. WebMD will keep Parent reasonably informed of the status and details (including material amendments) of any such Acquisition Proposal or other inquiry, proposal or offer that may reasonably be expected to lead to an Acquisition Proposal. WebMD will promptly (and in any event within 48 hours), following any determination by the WebMD Board that an Acquisition Proposal is a Superior Proposal, notify Parent of such determination.

Nothing contained in the Merger Agreement will prevent WebMD or the WebMD Board from (i) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f), making a statement contemplated by Item 1012(a) of Regulation M-A under the Exchange Act or otherwise complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal or (ii) making any disclosure to WebMD’s stockholders if the WebMD Board determines (after consultation with its outside legal counsel) that its failure to do so would be reasonably expected to be inconsistent with its fiduciary duties under applicable law; provided that any Adverse Recommendation Change may only be made in accordance with the terms of the Merger Agreement described above. A factually accurate public statement that describes WebMD’s receipt of an Acquisition Proposal and the operation of the Merger Agreement with respect thereto will not be deemed an Adverse Recommendation Change; so long as the WebMD Board expressly publicly reaffirms the WebMD Board Recommendation in such disclosure (other than a customary “stop-look-and-listen”) communication to the stockholders of WebMD pursuant to Rule 14d-9(f) under the Exchange Act.

For purposes of this Offer to Purchase and the Merger Agreement:

“Acquisition Proposal” means any inquiry, proposal or offer (including any proposal from or to WebMD’s stockholders) from any person or group other than Parent or the Purchaser relating to, in a single transaction or series of related transactions, (1) any direct or indirect acquisition of (A) more than 20% of the assets of WebMD and its consolidated subsidiaries, taken as a whole, or (B) more than 20% of any class of equity securities or voting power of WebMD; (2) any tender offer or exchange offer, as defined pursuant to the Exchange Act, that if consummated would result in any person beneficially owning 20% or more of any class of equity securities or voting power of WebMD; or (3) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or other similar transaction involving WebMD.

“Intervening Event” means any positive material event, circumstance, change, effect, development or condition (other than an Acquisition Proposal or Superior Proposal) occurring or arising after the date of the Merger Agreement that was not known by the WebMD Board as of the date of the Merger Agreement (or, if known, the magnitude or consequences of which were not known or reasonably foreseeable by the WebMD Board as of the date of the Merger Agreement).

“Superior Proposal” means any bona fide written Acquisition Proposal that (1) relates to more than 50% of the outstanding Shares, voting power or assets of WebMD and its subsidiaries taken as a whole, and (2) the WebMD Board determines in good faith (after receiving the advice of its financial advisor and outside legal counsel and after taking into account all the terms and conditions of the Acquisition Proposal and the legal, financial (including financing terms), regulatory, timing and other aspects of such Acquisition Proposal) (x) is reasonably capable of being consummated in accordance with its terms and (y) if consummated would result in a transaction more favorable to WebMD’s stockholders, from a financial point of view, than the Transactions (taking into account any proposed amendment or modification proposed by Parent in accordance with the Merger Agreement).

Financing. The Financing (as defined in Section 9—“Source and Amount of Funds”), or any alternative financing, is not a condition to the Merger. The Merger Agreement provides that Parent and the Purchaser will each use its reasonable best efforts to receive the proceeds of the Debt Financing and will use best efforts to obtain the proceeds of the Equity Financing, in each case at or prior to the Acceptance Time on the terms and conditions described in the Commitment Letters, including (i) maintaining in effect the Commitment Letters, (ii) negotiating definitive agreements with respect to the Debt Financing to be entered into at or prior to the Acceptance Time (the “Definitive Financing Agreements”) consistent with the terms and conditions of the Debt Commitment Letter, (iii) satisfying on a timely basis (taking into account the Marketing Period) all conditions of the Commitment Letters and the Definitive Financing Agreements, (iv) borrowing an amount necessary in accordance with the terms of the Definitive Financing Agreements to consummate the Transactions, and (v) in the event that all conditions of the Commitment Letters have been satisfied (other than with respect to the Debt Financing, the availability of the Equity Financing), causing the lenders and KKR NAXI (which obligation is not qualified by reasonable best efforts), to fund at or prior to the Acceptance Time the respective portion of the Financing required to consummate the Transactions and to pay related fees and expenses.

Parent and the Purchaser will not, without the prior written consent of WebMD, (A) permit any amendment, supplement or modification to, or any waiver of any provision or remedy under, or replace, the Commitment Letters if such amendment, supplement, modification, waiver or replacement (1) would (x) adversely impact the ability of either Parent or the Purchaser to enforce their respective rights against any other parties to the Commitment Letters or the Definitive Financing Agreements in any material respect, (y) add new (or expand, amend, or otherwise modify any existing) conditions to the receipt of the Financing or otherwise adversely affect (including with respect to timing) the ability or likelihood of Parent or the Purchaser to timely consummate the Offer at the Acceptance Time, the Merger at the closing or any of the Transactions or (z) be reasonably expected to make the timely funding of the Financing or satisfaction of the conditions to obtaining the Financing less likely to occur, (2) reduces the amount of the Financing (including by changing the amount of fees to be paid in respect of the Debt Financing or original issue discount in respect of the Debt Financing) to an amount less than the amount required to pay (i) the aggregate Offer Price and aggregate Merger Consideration, (ii) any prepayment, repayment, refinancing or conversion of debt contemplated by the Merger Agreement, including in respect of WebMD’s convertible securities and (iii) any fees and expenses payable by Parent or the Purchaser in connection with the Transactions and the Financing (clauses (i) through (iii) collectively, the “Required Amount”), (3) materially and adversely affects the ability of Parent or the Purchaser to enforce its rights against any of the other parties to the Commitment Letters or the Definitive Financing Agreements as so amended, replaced, supplemented or otherwise modified, relative to the ability of the Purchaser to enforce its rights against any of such other parties to the Commitment Letters as in effect as of the date of the Merger Agreement, or (4) would otherwise reasonably be expected to prevent, impede or delay the consummation of the Transactions, subject, in each case, to certain exceptions.

If any portion of the Financing becomes unavailable, Parent and the Purchaser will (i) use their reasonable best efforts to obtain, as promptly as practicable, alternative financing (“Replacement Financing”) (in an amount sufficient to replace such unavailable Financing and in any event in an amount sufficient to consummate the Transaction and satisfy the obligations of Parent and the Purchaser under the Merger Agreement) on terms and conditions not less favorable in the aggregate to Parent and the Purchaser than such unavailable Financing, and (ii) promptly notify WebMD of such unavailability. Parent and the Purchaser will keep WebMD reasonably informed of the status of their efforts to arrange the Financing.

Financing Cooperation.

WebMD will, and will use its reasonable best efforts to cause its representatives to, use reasonable best efforts to provide such reasonable cooperation as is customary and reasonably requested by Parent in connection with the arrangement of the Debt Financing, including (i) prior to and during the Marketing Period participating in a reasonable number of lender meetings, presentations and sessions with rating agencies, (ii) assisting reasonably in the preparation of one or more credit or other agreements, as well as customary pledge and security documents, and other definitive financing documents, collateral filings or other certificates or documents as may be reasonably requested by Parent, (iii) furnishing Parent as promptly as reasonably practicable with (A) the financial and other information of WebMD and its subsidiaries that is reasonably requested from WebMD to the extent necessary to allow Parent and the Purchaser to prepare pro forma financial statements of Parent that are necessary to satisfy the condition set forth in paragraph 6 of Exhibit C of the Debt Commitment Letter , and (B) the financial statements of WebMD required to be delivered in order to satisfy the condition set forth in paragraph 5 of Exhibit C of the Debt Commitment Letter (the “Required Information”); provided that WebMD will not be required to provide any pro forma finanicial statements, (iv) assisting with the preparation of materials for rating agency presentations, road show presentations, bank information memoranda, confidential information memorandum and similar documents required in connection with the Financing, (v) assisting Parent in procuring a public corporate credit rating and a public corporate family rating in respect of the relevant borrower under the Financing and public ratings for any of the tranches of the Financing being offered in connection with the Financing, (vi) obtaining customary consents of accountants for use of their auditor opinions in any materials relating to the Debt Financing at the expense of and as reasonably requested by Parent on behalf of the financing sources, and (vii) providing Parent at least five business days prior to the closing of the Merger, all customary documentation and other information with respect to WebMD and its subsidiaries, as is reasonably requested in writing by Parent at least eight business days prior to the closing date of the Merger that is required in connection with the Debt Financing by U.S. regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act.

Neither WebMD, nor its affiliates or any directors, employees, officers, members, partners or managers of WebMD or its affiliates will be required to (i) pass any resolutions or consents to approve or authorize the execution of the Debt Financing or to execute, deliver or enter into, or perform any agreement, document or instrument (other than customary authorization letters) with respect to the Debt Financing, that would be effective prior to the closing of the Merger and any such action, authorization consent approval, execution, delivery or performance will only be required of the respective directors, employees, officers, members, partners or managers of WebMD and its Subsidiaries who retain their respective positions after closing of the Merger or (ii) pay any commitment or other similar fee in connection with the Debt Financing or incur any other cost or expense that will not be promptly reimbursed by Parent in connection with the Debt Financing. Parent will, promptly upon request by WebMD, reimburse WebMD for all reasonable and documented out-of-pocket costs and expenses incurred by WebMD, its affiliates or their respective representatives in connection with such cooperation and shall indemnify and hold harmless WebMD, its affiliates and their respective representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing.

Convertible Securities.

Parent, the Purchaser and WebMD have agreed to cooperate to prepare and execute on the closing date of the Merger any supplemental indentures that are required by the indentures governing WebMD’s outstanding convertible notes and to deliver any certificates, legal opinions and other documents required by such indentures. WebMD has agreed to deliver all notices and to take all other actions required under the terms of its outstanding convertible notes, the indentures related thereto or applicable law, including any notices with respect to repurchases or conversions of the convertible notes occurring as a result of or in connection with the Transactions to the extent constituting a “fundamental change,” a “make-whole fundamental change” or a “change of control,” as such terms are defined in the indentures. Parent has agreed to cause the Surviving Corporation to comply with its obligation under such indentures and supplemental indentures following the closing of the Merger.

Efforts to Close the Transaction; Regulatory Undertakings.

In the Merger Agreement, each of Parent and WebMD, as applicable, agree to (i) use reasonable best efforts to promptly obtain all approvals of all governmental authorities that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, the Merger Agreement and the consummation of the Transactions, (ii) (A) cooperate fully with the other party in promptly seeking to obtain all such approvals, (B) provide such other information to any governmental authority as such governmental authority may lawfully request in connection herewith and (iii) use commercially reasonable efforts to obtain all necessary consents, approvals or waivers from third parties; provided, however, that neither party will be obligated to make any payments or otherwise pay any consideration to any third party to obtain any applicable consents, approvals or waivers pursuant to this clause (iii). Pursuant to the terms of the Merger Agreement, as promptly as reasonably practicable, but in any event no later than ten business days, following the date of the Merger Agreement, each party thereto will make its respective filing, if necessary, pursuant to the HSR Act and the competition laws of Germany and Austria with respect to the Transactions and will supply as promptly as reasonably practicable thereafter to the appropriate governmental authorities any additional information and documentary material that may be requested pursuant to such laws. See Section 16—“Certain Legal Matters; Regulatory Approvals”

The Merger Agreement also provides that Parent will, and will cause its subsidiaries to, use its and their reasonable best efforts to take any and all steps necessary to avoid or eliminate each and every impediment under any antitrust law that may be asserted by any governmental authority or any other party so as to enable the parties hereto to consummate the Transactions as promptly as practicable, and in any event prior to the Outside Date, including proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, divestiture, license or other disposition of such of its and their assets, properties or businesses or of the assets, properties or businesses to be acquired by Parent pursuant to the Merger Agreement, and entering into such other arrangements, as are necessary or advisable in order to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding that would otherwise have the effect of materially delaying or preventing the consummation of the Transactions. In addition, the Merger Agreement provides that Parent will bring or defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any order (whether temporary, preliminary or permanent) that would prevent the closing of the Merger prior to the Outside Date; provided, that such obligation to litigate in no way limits the obligation of Parent to use, and cause each of its subsidiaries to use, its and their reasonable best efforts, and to take any and all steps necessary to eliminate each and every impediment under any antitrust law to consummate the Transactions prior to the Outside Date.

The Merger Agreement provides that in no event will Parent be required to take or agree to take any action with respect to any of its affiliates (other than its subsidiaries, WebMD and its subsidiaries), including selling, divesting, conveying, holding separate, or otherwise limiting its freedom of action with respect to any assets, rights, products, licenses, businesses, operations, or interest therein, of any such affiliates (WebMD and its subsidiaries) or any direct or indirect portfolio companies (as such term is understood in the private equity industry) of investment funds advised or managed by one or more affiliates of Parent.

The Merger Agreement provides that none of Parent, the Purchaser, the Parents (as defined in Parent’s and its affiliates’ existing credit agreements as in effect on the date of the Merger Agreement) or any of their controlled affiliates will enter into any agreement, transaction or any agreement to effect any transaction (including any merger or acquisition) that might reasonably be expected to make it more difficult, or to increase the time required to: (i) obtain the expiration or termination of the waiting period under the HSR Act, or the approvals under any other applicable antitrust law applicable to the Transactions, (ii) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that would materially delay or prevent the consummation of the Transactions, or (iii) obtain all approvals of governmental authorities necessary for the consummation of the Transactions.

Employee Benefits.

The Merger Agreement provides that for a period of one year immediately following the Effective Time, Parent will provide, or will cause to be provided, to each employee of WebMD and of each of WebMD’s subsidiaries as of the Effective Time (each an “Employee”) (i) at least the same level of base salary and wages and cash incentive compensation opportunities that, in the aggregate, was provided to each such Employee immediately prior to the Effective Time, and (ii) employee benefits that are substantially similar in the aggregate to the employee benefits provided immediately prior to the Effective Time.

The provisions in this section of the Merger Agreement are for the sole benefit of the parties to the Merger Agreement and nothing in this section, whether express or implied, creates any third party beneficiary or other rights in any other person, including without limitation, any current or former employee or any participant in any employee benefit plan or arrangement, or any dependent or beneficiary thereof, or any right to continued employment with WebMD, the subsidiaries of WebMD, Parent or the Surviving Corporation. Nothing in this section, whether express or implied, modifies, amends any employee benefit plan or limits the right of WebMD, Parent, the Surviving Corporation or any of their respective affiliates to amend, terminate or otherwise modify any employee benefit plan or arrangement in accordance with its terms.

Indemnification of Officers and Directors.

The Merger Agreement provides that the Surviving Corporation and its subsidiaries will, and Parent will cause the Surviving Corporation to, to the fullest extent permitted by applicable law, honor and fulfill in all respects the obligations of WebMD and its subsidiaries under existing indemnification agreements between WebMD or any of its subsidiary and any of their respective present or former directors and officers (collectively, the “Indemnified Parties”). In addition, the certificate of incorporation and bylaws of the Surviving Corporation will contain provisions no less favorable with respect to exculpation and indemnification than are set forth in the current WebMD charters and by-laws, which provisions will not be amended, repealed, or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of WebMD or any of its subsidiaries.

The Merger Agreement also provides that for a period of six years following the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation, to the fullest extent permitted under applicable law, indemnify and hold harmless each Indemnified Party against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any action (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or relating to any action or omission in their capacity as an officer, director, employee, fiduciary or agent of WebMD or its subsidiaries, whether occurring on or before the Effective Time. The Merger Agreement also provides that the Surviving Corporation will, and Parent will cause the Surviving Corporation to, pay all expenses of each Indemnified Party in advance of the final disposition of any such action, subject to receipt of an undertaking to repay such advances if it is ultimately determined in accordance with applicable law that such Indemnified Party is not entitled to indemnification.

The Merger Agreement also provides that the Surviving Corporation will either (i) cause to be obtained at the Effective Time “tail” insurance policies with a claims period of at least six years from the Effective Time with respect to directors’ and officers’ liability insurance in amount and scope at least as favorable as WebMD’s existing policies for claims arising from facts or events that occurred on or prior to the Effective Time; or (ii) maintain in effect for six years from the Effective Time, if available, the current directors’ and officers’ liability insurance policies maintained by WebMD; provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions that are not less favorable) with respect to matters occurring prior to the Effective Time. In no event will the Surviving Corporation be required to expend more than an amount per year equal to 300% of current annual premiums paid by WebMD for such insurance. In the event of an expiration, termination or cancellation of such current policies, the Surviving Corporation is required to obtain as much coverage as is possible under substantially similar policies for amounts not to exceed such maximum annual amount in aggregate annual premiums.

In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates or amalgamates with or merges into any other person and is not the continuing or surviving company or entity of such consolidation, amalgamation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then Parent or the Surviving Corporation must ensure that the successors and assigns of Parent or the Surviving Corporation, as applicable, succeed to the obligations concerning indemnification described in this subsection.

Transaction Litigation

The Merger Agreement provides that WebMD is entitled to direct and control the defense of any stockholder litigation brought against WebMD or its directors or officers relating to the Transactions; provided, WebMD gives Parent the right to consult with respect to the defense settlement and prosecution of such litigation (and considers in good faith Parent’s advice with respect to such litigation) and WebMD may not agree to any settlement, compromise or arrangement with respect to such litigation without Parent’s consent. The Merger Agreement provides that WebMD will notify Parent of any stockholder litigation (including by providing copies of all pleadings with respect thereto) and will keep Parent reasonably informed regarding such stockholder litigation.

Consents

The Merger Agreement provides that, subject to the terms and conditions thereof, WebMD and Parent will cooperate with one another (i) in connection with the preparation of the documents related to the Offer and the Schedule 14D-9, (ii) in determining whether any action by or in respect of, or filing with, any governmental authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts in connection with the consummation of the Transactions, (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the documents related to the Offer or the Schedule 14D-9 and seeking timely approval to obtain any such actions, consents, approvals or waivers.

Notification of Certain Matters. Prior to the Effective Time, Parent and WebMD are required to give each other prompt notice of:

•	any written notice or other communication received by such party from any governmental authority in connection with the Merger Agreement or the Transactions or from any person reasonably alleging in writing that the consent of such person is required in connection with the Transactions; and

•	any fact, event or circumstance that (A) has had or would reasonably be expected to result in a Material Adverse Effect or that, individually or in the aggregate, prevents or materially delays the ability of Parent or the Purchaser to consummate the Transactions or perform their obligations under the Merger Agreement, or (B) is reasonably likely to result in the failure of any of the Offer Conditions or any of the conditions to the Merger to be satisfied.

Rule 14d-10 Matters. The Merger Agreement provides that, prior to the Acceptance Time, the compensation committee of the WebMD Board (the “Compensation Committee”) will take such steps necessary or reasonably advisable to cause any employee agreement, plan or agreement (whether in existence prior to or after the date of the Merger Agreement) pursuant to which consideration is or becomes payable to any officer, director or employee to be approved by the Compensation Committee as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act. WebMD has stated in the Merger Agreement that each member of the Compensation Committee is an “independent director” within the meaning of the requirements of Rule 14d-10(d) promulgated under the Exchange Act.

Takeover Laws. The Merger Agreement provides that if any “fair price,” “moratorium,” “control share acquisition,” “interested shareholder” or other anti-takeover law or requirement becomes or is deemed to be applicable to the Merger Agreement or the Transactions, then the WebMD Board will grant the approvals that are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such law or requirement inapplicable to the Merger Agreement and the Transactions.

Delisting. The Merger Agreement provides that Parent will cause the securities of WebMD to be delisted from the Nasdaq and deregistered under the Exchange Act as soon as practicable after the Effective Time and that WebMD will cooperate with Parent and use reasonable best efforts to accomplish such delisting and deregistration.

Other Covenants.

The Merger Agreement contains other customary covenants, including, but not limited to, covenants relating to certain regulatory filings, public announcements, access to information and confidentiality.

Termination of the Merger Agreement.

The Merger Agreement may be terminated and the Transactions may be abandoned prior to the Acceptance Time:

•	by mutual written consent of each of WebMD and Parent;
•	by either WebMD or Parent if:
(a)	(1) the Acceptance Time has not occurred on or before the Outside Date or (2) the Offer has expired pursuant to its terms and the terms of the Merger Agreement and the Acceptance Time has not occurred solely as a result of failure to satisfy the Minimum Condition; provided that the right to terminate the Merger Agreement pursuant to this section (a) will not be available to any party whose failure to satisfy any agreements or covenants under the Merger Agreement has primarily caused or resulted in the failure of the Acceptance Time to occur on or before such date (the “Offer Acceptance Termination”); or
(b)	any governmental authority of competent jurisdiction has enacted or issued any law, rule, order, injunction or similar requirement permanently enjoining, prohibiting or making illegal the consummation of the Offer or the Merger and such requirement has become final and nonappealable; provided that the party seeking to terminate the Merger Agreement pursuant to this clause (b) has satisfied its obligations in all material respects under the covenants of the Merger Agreement described in “Section 11—The Merger Agreement—Efforts to Close the Transaction; Regulatory Undertaking”.
•	by Parent, if:
(a)	the WebMD Board has effected an Adverse Recommendation Change (the “Adverse Recommendation Termination”); or
(b)	a breach of any representation, warranty, covenant or agreement on the part of WebMD set forth in the Merger Agreement has occurred that would cause the Offer Conditions set forth in clauses (iv) to

(vii) of Section 15—“Conditions of the Offer” to not be satisfied, and such breach is not cured within 30 calendar days (but no later than the Outside Date) of receipt by WebMD of written notice from Parent of such breach, provided that Parent and the Purchaser are not then in material breach of the Merger Agreement (the “WebMD Breach Termination”).

•	by WebMD, if:
(a)	The Purchaser (1) fails to commence the Offer within five business days after it is otherwise obligated to commence the Offer pursuant to the Merger Agreement; provided that WebMD does not have the right to so terminate the Merger Agreement if WebMD has breached or failed to perform any of its covenants contained in the Merger Agreement, which breach or failure to perform is the primary cause of, or resulted in, the Purchaser not commencing the Offer in a timely manner, (2) terminated the Offer in breach of the terms of the Merger Agreement or (3) makes any change to the Offer that constitutes a willful and material breach of the Merger Agreement (the “Failure to Commence Termination”);
(b)	the WebMD Board determines to enter into a definitive acquisition agreement, merger agreement or similar agreement with respect to an Acquisition Proposal in accordance with the non-solicitation provisions of the Merger Agreement; provided that prior to or concurrently with such termination WebMD pays the WebMD Termination Fee (as defined below) (the “Acquisition Proposal Termination”);
(c)	a breach of any representation, warranty covenant or agreement on the part of Parent or the Purchaser set forth in the Merger Agreement, in any case, has occurred that would give rise to a Parent Material Adverse Effect, and such breach is not cured within 30 calendar days (but no later than the Outside Date) of receipt by Parent of written notice from WebMD of such breach, provided, that WebMD is not in material breach of the Merger Agreement (the “Parent Breach Termination”); or
(d)	if (1) the Marketing Period has ended, (2) the Offer Conditions have been and continue to be satisfied or waived (other than those Offer Conditions that by their nature are to be satisfied at the Acceptance Time, but subject to such conditions being able to be satisfied), (3) WebMD has irrevocably confirmed by written notice to Parent that it is ready, willing, and able to consummate the closing of the Merger and, (4) the Purchaser fails to consummate (as defined in Section 251(h) of the DGCL) the Offer within three business days following the Expiration Date (the “Failure to Close Termination”).

Effect of Termination.

If the Merger Agreement is validly terminated in accordance with its terms by either WebMD or Parent, it will, subject to certain surviving provisions, become void and of no further force or effect and there will be no liability or obligation on the part of any party, provided, subject to the limitations described under “—Liability Limitations”, no person will be relieved from liability for any willful and material breach of the Merger Agreement prior to the date of such termination.

Termination Fees.

In the event that:

•	The Merger Agreement is terminated (A) (1) by WebMD or Parent pursuant to an Offer Acceptance Termination and only in circumstances where all of the Offer Conditions have been satisfied except for the Minimum Condition or the Offer Conditions set forth in clauses (iv) to (vii) of Section 15—“Conditions of the Offer” (but subject to such conditions being able to be satisfied) or (2) by Parent pursuant to a WebMD Breach Termination, (B) at or prior to the termination date an Acquisition Proposal has been publicly announced or publicly known and not publicly withdrawn and (C) within 12 months of the termination date WebMD enters into a definitive agreement with respect to, and subsequently consummates, such Acquisition Proposal, in each case whether or not involving the same Acquisition Proposal or the person making such Acquisition Proposal, then WebMD will pay to Parent (or its designee), upon consummation of such Acquisition Proposal, the amount of $75,000,000 (the “WebMD Termination Fee”).
•	The Merger Agreement is terminated by Parent pursuant to an Adverse Recommendation Termination, or WebMD pursuant to an Acquisition Proposal Termination, then WebMD will pay to Parent (or its designee)

the WebMD Termination Fee and payment of such fee constitutes the sole and exclusive remedy of Parent and the Purchaser. Subject to the provisions of the Merger Agreement upon payment of the WebMD Termination Fee, the Company shall not have any further liability or obligation relating to or arising out of the Merger Agreement or the Transactions.

In the event that WebMD terminates the Merger Agreement pursuant to a Failure to Commence Termination, a Parent Breach Termination or a Failure to Close Termination, Parent will pay to WebMD the amount of $175,000,000 (the “Parent Termination Fee”).

For purposes of the first bullet above under “Termination Fees,” “Acquisition Proposal” has the definition set forth in “Section 11—The Merger Agreement—No Solicitation,” except that references to 20% in clauses (1) and (2) of such definition will be deemed to be references to 50% and clause (3) of such definition will be deemed to be amended and replaced in its entirety by the following: “(3) any merger, consolidation, business combination, recapitalization or other similar transaction involving WebMD pursuant to which stockholders of WebMD immediately prior to the consummation of such transaction would cease to own directly or indirectly at least 50% of the voting power of the outstanding securities of WebMD (or of another person that directly or indirectly would own all or substantially all the assets of WebMD) immediately following such transaction in the same proportion as they owned prior to the consummation of such transaction.”

Liability Limitation.

The Merger Agreement provides that in no event will WebMD and its affiliates be entitled to aggregate monetary recovery, fees or awards in excess of the Parent Termination Fee. The Merger Agreement also provides that, subject to the right to specific performance to the extent described below, payment of the Parent Termination Fee will be the sole and exclusive remedy for WebMD, its subsidiaries and their respective former, current or future general or limited partners, stockholders, equityholders, members, managers, directors, officers, employees, agents or affiliates against Parent, KKR NAXI, their respective affiliates, the Debt Commitment Parties, any other debt or equity financing source and any of their respective former, current or future general or limited partners, stockholders, equityholders, members, managers, directors, officers, employees, agents or affiliates for all losses and damages in respect of the Merger Agreement (or the termination of the Merger Agreement) or the Transactions (or the failure of the Transactions to occur for any reason or no reason) or any breach (whether willful, intentional, unilateral or otherwise) of any covenant or agreement or otherwise in respect of the Merger Agreement or any oral representation made or alleged to be made in connection with the Merger Agreement. The Merger Agreement also provides that while WebMD may pursue both a grant of specific performance or other equitable relief in accordance with the terms of the Merger Agreement and, following termination of the Merger Agreement, payment of the Parent Termination Fee, under no circumstances will WebMD be permitted or entitled to receive both a grant of specific performance or other equitable relief and the Parent Termination Fee in connection with the Merger Agreement or any termination of the Merger Agreement.

Specific Performance.

Prior to any valid termination of the Merger Agreement, the parties thereto are entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms thereof, in addition to any other remedy to which they are entitled at law or at equity. The right of WebMD to obtain an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s obligation to cause the Equity Financing to be funded to fund the Offer Price and the Merger Consideration and Parent’s and the Purchaser’s obligations to cause the Acceptance Time to occur and to effect the closing of the Merger will be subject to the requirements that:

•	the Marketing Period has ended;
•	all Offer Conditions and conditions to consummate the Merger set forth in the Merger Agreement, have been satisfied (other than those conditions that by their nature are to be satisfied at the Expiration Date or the closing of the Merger, but subject to the satisfaction or waiver of such conditions) or waived at the Expiration Date or the closing of the Merger, as applicable;
•	the Debt Financing (or Replacement Financing) has been or will be funded at the closing of the Merger if the Equity Financing is funded at the closing of the Merger; and

•	WebMD has irrevocably confirmed in writing to Parent that if specific performance is granted and the Financing (or Replacement Financing) is funded, then WebMD will cause the closing of the Merger to occur.

The parties further agreed that WebMD is entitled to enforce specifically Parent’s and the Purchaser’s obligations to cause the Debt Financing to be funded and to enforce the terms of the Debt Commitment Letter or any financing agreements related thereto, including by requiring that Parent and the Purchaser file lawsuits against the counterparties to the Debt Commitment Letter, if, and only if:

•	the Marketing Period has ended;
•	all Offer Conditions and conditions to consummate the Merger set forth in the Merger Agreement, have been satisfied (other than those conditions that by their nature are to be satisfied at the Expiration Date or the closing of the Merger, but subject to the satisfaction or waiver of such conditions) or waived at the Expiration Date or the closing of the Merger, as applicable;
•	all conditions to the consummation of the Financing provided by the Debt Commitment Letter (or any Replacement Financing) have been satisfied; and
•	WebMD has irrevocably confirmed in writing to Parent that if specific performance is granted and the Financing (or any Replacement Financing) is funded, then WebMD will cause the closing of the Merger to occur.

Non-Recourse. Pursuant to the Merger Agreement, each party agrees that all claims, actions, suits or other legal proceedings based upon, arising out of or related to the Merger Agreement, or the negotiation, execution or performance of the Merger Agreement, may only be brought against the entities that are expressly named as parties to the Merger Agreement and then only with respect to the specific obligations set forth in the Merger Agreement with respect to such party, except for claims that WebMD may assert in accordance with the Limited Guarantee or Equity Commitment Letter. The Merger Agreement provides that no past, present or future director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, affiliate, agent, attorney or other representative of any party to the Merger Agreement or any of their successors or permitted assigns or any direct or indirect director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, affiliate, agent, attorney, representative, successor or permitted assign of any of the foregoing will have any liability for any obligations or liabilities of any party to the Merger Agreement under the Merger Agreement or for any claim or proceeding based on, in respect of or by reason of the Transactions or in respect of any written or oral representations made or alleged to be made in connection with the Merger Agreement. The Merger Agreement provides that, without limiting the rights of WebMD against Parent, in no event will WebMD or its affiliates seek to enforce the Merger Agreement against, make any claims for breach of the Merger Agreement against or seek to recover monetary damages from any of the persons referenced in the previous sentence (other than in accordance with the Limited Guarantee or the Equity Commitment Letter).

Parties in Interest.

The Merger Agreement is binding upon and inures solely to the benefit of WebMD, Parent and the Purchaser and nothing in the Merger Agreement, express or implied, is intended to or will confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of the Merger Agreement other than the third party beneficiary rights provided to the directors and officers of WebMD and its subsidiaries with respect to certain indemnification provisions of the Merger Agreement, and to the financing sources of the Debt Financing with respect to governing law, waiver of jury trial and the amendment provisions of the Merger Agreement.

Expenses.

Except as otherwise provided in the Merger Agreement (including with respect to filings to obtain regulatory approvals), all expenses incurred by the parties to the Merger Agreement will be paid by the party incurring such cost or expense.

Amendment.

The Merger Agreement may be amended by written agreement of WebMD, Parent and the Purchaser, at any time prior to the Effective Time. No amendment may be made, however, to reduce the amount or change the form of Merger Consideration following the Acceptance Time.

Governing Law.

The Merger Agreement is governed by Delaware law.

Confidentiality Agreements. On April 6, 2017, WebMD and Kohlberg Kravis Roberts & Co. L.P. (“KKR”) entered into a confidentiality and non-disclosure agreement (the “Confidentiality Agreement”). As a condition to being furnished Evaluation Material (as defined in the Confidentiality Agreement), KKR agreed that such Evaluation Material will be kept by it and its representatives confidential and will be used solely for the purposes of evaluating, negotiating or advising with respect to a possible transaction involving WebMD. The Confidentiality Agreement contains a customary standstill provision with a term of 18 months. The obligations for each of the parties under the Confidentiality Agreement will remain in effect for two years from the date of the Confidentiality Agreement, subject to certain exceptions. An affiliate of Parent, Internet Brands, Inc., and WebMD signed a joinder (the “Joinder”) to the Confidentiality Agreement on May 16, 2017.

On July 31, 2017, WebMD, Parent and Micro, entered into a confidentiality and non-disclosure agreement (the “Letter Agreement”), under which, WebMD agreed, subject to certain limitations, to keep confidential certain non-public information about Parent, Micro or their affiliates. WebMD has agreed not to use such information for any purpose other than in connection with the consummation of the Transactions.

The foregoing summary of the Confidentiality Agreement, the Joinder and the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the (i) Confidentiality Agreement, which is filed as Exhibit (d)(2) to the Schedule TO, (ii) the Joinder, which is filed as Exhibit (d)(5) to the Schedule TO and (iii) the Letter Agreement, which is filed as Exhibit (d)(6) to the Schedule TO, in each case, incorporated herein by reference.

12.	Purpose of the Offer; Plans for WebMD.

Purpose of the Offer. The Offer is being made pursuant to the Merger Agreement. The purpose of the Offer is to acquire control of, and the entire equity interest in, WebMD. The Offer, as the first step in the acquisition of WebMD, is intended to facilitate the acquisition of all outstanding Shares. After the Acceptance Time, the Purchaser intends to consummate the Merger as promptly as practicable, subject to the satisfaction of certain conditions. The Merger Agreement provides, among other things, that the Purchaser will be merged into WebMD and that upon consummation of the Merger, the surviving corporation will become a wholly owned subsidiary of Parent.

Merger Without a Meeting. If the Offer is consummated, we do not anticipate seeking the approval of WebMD’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of WebMD in accordance with Section 251(h) of the DGCL.

Plans for WebMD.

We expect that, following consummation of the Merger and the other Transactions, the operations of WebMD, the Surviving Corporation, will be conducted substantially as they currently are being conducted. We do not have any current intentions, plans or proposals to cause any material changes in the Surviving Corporation's business, other than in connection with WebMD’s current strategic planning.

Nevertheless, the management and/or the board of directors of Parent or the Surviving Corporation may initiate a review of the Surviving Corporation to determine what changes, if any, would be desirable following the Offer and the Merger to enhance the business and operations of the Surviving Corporation and may cause the Surviving Corporation to engage in certain extraordinary corporate transactions, such as reorganizations, mergers or sales or purchases of assets, if the management and/or board of directors of Parent or the Surviving Corporation decide that such transactions are in the best interest of Parent or the Surviving Corporation upon such review.

13.	Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Parent and the Purchaser intend to consummate the Merger at the Effective Time.

Stock Quotation. The Shares are currently listed on the Nasdaq and trade under the symbol “WBMD”. Immediately following the consummation of the Merger (which is expected to occur as soon as practicable following the Acceptance Time), the Shares will no longer meet the requirements for continued listing on the Nasdaq because the only stockholder will be Parent. Immediately following the consummation of the Merger, we intend and will cause WebMD to de-list the Shares from the Nasdaq.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of Shares pursuant to the Offer may result in such Shares becoming eligible for deregistration under the Exchange Act. Registration of Shares may be terminated by WebMD upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause WebMD to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by WebMD to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Sections 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to WebMD. Furthermore, the ability of “affiliates” of WebMD and persons holding “restricted securities” of WebMD to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14.	Dividends and Distributions.

WebMD has never paid any cash dividends on its common stock.

As discussed in Section 11—“The Merger Agreement,” the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, WebMD will not declare, set aside, establish a record date for, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its share capital (other than dividends or other distributions by a direct or indirect subsidiary of WebMD to WebMD or any other direct or indirect subsidiary of WebMD).

15.	Certain Conditions of the Offer.

Notwithstanding any other provision of the Offer or the Merger Agreement, subject to any applicable rules and regulations of the SEC, the Purchaser will not be required to, and Parent will not be required to cause the Purchaser to, accept for payment or pay for any Shares validly tendered and not withdrawn pursuant to the Offer, if as of the Expiration Date of the Offer, any of the following conditions have not been satisfied or, to the extent permitted, waived in writing by Parent:

•	(i) the Minimum Condition has been satisfied; provided that for purposes of determining whether the Minimum Condition has been satisfied, the aggregate number of Shares outstanding includes, without duplication, Shares issuable in respect of (A) company stock options for which the holders have satisfied all requirements for exercise prior to the expiration of the Offer, (B) restricted stock units for which the holders have satisfied all of the requirements for vesting prior to the expiration of the Offer and (C)

convertible securities for which the holders have satisfied all requirements for conversion prior to the expiration of the Offer, and does not include Shares held in treasury by WebMD as of the expiration of the Offer or any other Shares acquired by WebMD prior to the expiration of the Offer;

•	(ii) the Regulatory Condition has been satisfied;
•	(iii) no governmental authority of competent jurisdiction has enacted, issued, promulgated, enforced or entered into any law, judgment, injunction, order, decree or similar requirement that is in effect and enjoins or otherwise prohibits or makes illegal the consummation of the Offer, the acquisition of Shares by Parent or the Purchaser, the Merger or the other transactions contemplated by the Merger Agreement (collectively, the “Restraint Condition”); provided that Parent and the Purchaser will not be permitted to invoke the Restraint Condition unless they have complied with their obligations under the covenants of the Merger Agreement described in “Section 11—The Merger Agreement—Efforts to Close the Transaction; Regulatory Undertaking”of the Merger Agreement to in all material respects;
•	(iv) the representations and warranties of WebMD contained in the first sentence of Section 4.01(a) (Organization and Qualification; Subsidiaries) of the Merger Agreement (solely to the extent concerning WebMD), the first sentence of Section 4.02 (Certificate of Incorporation and Bylaws) of the Merger Agreement (solely to the extent concerning WebMD), Section 4.03(a) (Capitalization) of the Merger Agreement, the first, third and fourth sentences of Section 4.03(b) (Capitalization) of the Merger Agreement (other than for inaccuracies that are individually or in the aggregate de minimis relative to the total fully diluted equity capitalization of WebMD), Section 4.04 (Authority) and Section 4.10(a) (Absence of Certain Changes or Events) of the Merger Agreement are true and correct in all respects at and as of immediately prior to such time with the same force and effect as if made on and as of such time (except to the extent such representations and warranties are, by their terms, made as of a specified time, in which case, as of such specified time), (ii) the representations and warranties of WebMD contained in Merger Agreement Sections 4.20 (Board Approval), 4.22 (Takeover Laws) and 4.24 (Brokers) are true and correct in all material respects at and as of immediately prior to such time with the same force and effect as if made on and as of such time (except to the extent such representations and warranties are, by their terms, made as of a specified time, in which case, as of such specified time) (without giving effect to any qualification by materiality contained therein) and (iii) the other representations and warranties contained in Article IV of the Merger Agreement are true and correct as of such time with the same force and effect as if made on and as of such time (except to the extent such representations and warranties are, by their terms, made as of a specified time, in which case, as of such specified time) (without giving effect to any qualification by materiality or Material Adverse Effect contained therein), except for failures to be so true and correct that would not have a Material Adverse Effect;
•	(v) WebMD has performed or complied with in all material respects each covenant, agreement and obligation required by the Merger Agreement to be performed or complied with by it prior to or on the Expiration Date;
•	(vi) the absence, since the date of the Merger Agreement, of any event, circumstance, change, development or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect (the “MAE Condition”);
•	(vii) the delivery by WebMD to Parent of a certificate, dated as of the then-scheduled Expiration Date, certifying that the Offer conditions specified in (iv), (v) and (vi) have been satisfied;
•	(viii) the Marketing Period has been completed; and
•	(ix) the Merger Agreement has not been terminated in accordance with its terms (the “Termination Condition”);

The foregoing conditions are for the sole benefit of Parent and the Purchaser and, subject to the terms and conditions of the Merger Agreement and applicable law, may be waived by Parent and the Purchaser, in whole or in part at any time and from time to time in their sole discretion, in each case subject to the terms of the Merger Agreement and to the extent permitted by applicable law. The failure by Parent, the Purchaser of any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time, subject to the applicable rules and regulations of the SEC.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Offer to Purchase, the Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by WebMD with the SEC and other publicly available information concerning WebMD, the Purchaser is not aware of any governmental license or regulatory permit that appears to be material to WebMD’s business that might be adversely affected by the Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser or Parent as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While the Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to WebMD’s business, or certain parts of WebMD’s business might not have to be disposed of, any of which could cause the Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Certain Conditions of the Offer.”

State Takeover Laws. A number of states (including Delaware, where WebMD is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The WebMD Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the DGCL.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

WebMD, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15—“Certain Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain acquisition transactions may not be consummated until required information and documentary material has been furnished for review by the FTC and Antitrust Division of the Department of Justice (the “Antitrust Division”), and certain waiting period requirements have been satisfied. These requirements apply to the Purchaser’s acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period which begins when Parent files a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the end of the 15 calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. Parent and WebMD will file a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger no later than August 7, 2017, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 P.M., New York City Time, on August 22, 2017, unless earlier terminated by the FTC and the Antitrust Division, or if Parent withdraws its HSR filing under 16 C.F.R. §803.12 or if Parent or WebMD receives a formal request for additional information or documentary material prior to that time (referred to as a “Second Request”). If prior to the expiration or termination of this waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended for an additional period of up to 10 calendar days following the date of Parent’s or WebMD’s (as applicable) substantial compliance with the Second Request. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, absent Parent’s and WebMD’s agreement, they can be prevented from closing only by court order. The FTC or the Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act if the Purchaser owns 50% or more of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Transactions expired or was terminated.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of WebMD or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result of such challenge will be.

Additionally, under the German Act against Restraints of Competition of 1957, as amended, the acquisition of Shares in the Offer and the Merger may not be completed until the Federal Cartel Office (“FCO”) has cleared the transaction or the waiting period of one month after submission of a complete notification has expired without the FCO having prohibited the transaction. Parent and WebMD will file the required premerger filing with the FCO on August 7, 2017, and the waiting period with respect to the Offer and Merger is scheduled to expire on September 7, 2017, unless earlier terminated by the FCO and absent an investigation commenced by the FCO. The commencement of such formal investigation would extend the waiting period up to four months (five months if conditions or remedies are proposed by the parties) from the date of receipt by the FCO of the complete notification; further extensions of the waiting period would only be possible with the consent of the parties or in the event that the parties do not properly comply with their duty to provide information upon request from the FCO. The completion of the Offer and Merger without German merger control clearance could result in administrative penalties and the Offer and Merger being deemed invalid under German law. If the FCO determines that the acquisition of Shares in the Offer or the Merger would significantly impede effective competition, and particularly if it determines that such acquisition would lead to the creation or strengthening of a dominant market position, it may prohibit the acquisition of the Shares in the Offer or the Merger or impose other conditions or remedies, including divestitures.

Under the Austrian Cartel Act 2005, as amended, the acquisition of Shares in the Offer and the Merger may not be completed until the Federal Competition Authority and the Federal Cartel Attorney (together the Austrian competition authorities) have allowed the waiting period of four weeks (or alternatively six weeks if requested by Parent) after submission of a complete notification has expired without the Austrian competition authorities having initiated an in-depth Phase II investigation before the Cartel Court. Parent and WebMD will file the required pre-merger filing with the Austrian competition authorities on August 7, 2017, and the initial waiting period with respect to the Offer and Merger is scheduled to expire on September 4, 2017 at 24:00, absent a Phase II investigation commenced by the Federal Competition Authority and/or the Federal Cartel Attorney. The commencement of such formal investigation would extend the waiting period up to five months (or alternatively six months if requested by Parent) from the date of notice of entering into the Phase II investigation.

17.	Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger takes place pursuant to Section 251(h) of the DGCL stockholders who have not tendered their Shares pursuant to the Offer and who comply with the applicable legal requirements will have appraisal rights under Section 262 of the DGCL. If you choose to exercise your appraisal rights in connection with the Merger and you comply with the applicable legal requirements under the DGCL, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares, together with interest, as determined by the Delaware Court of Chancery. This value may be the same, more or less than the price that the Purchaser is offering to pay you in the Offer and the Merger. Moreover, the Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such Shares is less than the price paid in the Offer and the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the discussion of appraisal rights in the Schedule 14D-9 as well as Section 262 of the DGCL, attached as Annex II to the Schedule 14D-9, carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for Shares occurs, and twenty days after the date of mailing of the notice of appraisal rights in the Schedule 14D-9 (which date of mailing is August 7, 2017), deliver to WebMD at the address indicated below, a demand in writing for appraisal of such Shares, which demand must reasonably inform WebMD of the identity of the stockholder and that the stockholder is demanding appraisal;
•	not tender such Shares in the Offer; and
•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the rights of WebMD’s stockholders to seek appraisal rights under Delaware law is qualified in its entirety by reference to Section 262 of the DGCL. The preservation and proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights may result in the loss of those rights. A copy of Section 262 of the DGCL is included as Annex II to the Schedule 14D-9.

Appraisal rights cannot be exercised at this time. The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender your shares in the

Offer, you will not be entitled to exercise appraisal rights with respect to your shares but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

18.	Fees and Expenses.

Parent and the Purchaser have retained Innisfree M&A Incorporated to be the Information Agent and American Stock Transfer & Trust Transfer Co., LLC to be the Depositary and Paying Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request brokers, bankers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary and Paying Agent each will receive customary compensation for their respective services in connection with the Offer, will be reimbursed for customary expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and Paying Agent and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, bankers and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

19.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such state. However, the Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such state and to extend the Offer to holders of Shares in such state.

No person has been authorized to give any information or to make any representation on behalf of Parent or the Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, the Purchaser, WebMD or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning WebMD—Available Information.”

Diagnosis Merger Sub, Inc.

August 7, 2017

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER, PARENT, KKR NAXI AND CONTROLLING ENTITIES

1.	Purchaser

The Purchaser is a Delaware corporation with its principal executive offices located at c/o MH Sub I, LLC, 909 North Sepulveda Blvd., 11th Floor, El Segundo, CA 90245. The telephone number of the Purchaser is 310-280-4000. Purchaser was formed on July 21, 2017 solely for the purpose of completing the proposed Offer and Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging of the Equity Financing and the Debt Financing (as described below in Section 9—“Source and Amount of Funds”) in connection with the Offer and the Merger. The Purchaser has no assets or liabilities other than its contractual rights and obligations related to the Merger Agreement. Until immediately prior to the time the Purchaser purchases Shares pursuant to the Offer, it is not anticipated that the Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. The Purchaser is a wholly-owned subsidiary of Parent.

Directors and Executive Officers of the Purchaser

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of the Purchaser are set forth below.

Name	Position	Business Address and Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Robert N. Brisco	Director and Chief Executive Officer and President	Internet Brands 909 North Sepulveda Blvd., 11th Floor El Segundo, CA 90245 310-280-4000 United States
Robert Brisco has been Chief Executive Officer, President, and Director of Internet Brands since 1999. Prior to Internet Brands, Mr. Brisco was president of Universal Studios Hollywood and CityWalk. Previously, Mr. Brisco was Senior Vice President at The Los Angeles Times and a consultant with McKinsey & Co. and the Boston Consulting Group. He has an M.B.A. from University of California at Los Angeles and an economics and journalism degree (summa cum laude) from University of Southern California.

Scott A. Friedman	Vice President, Chief Financial Officer and Treasurer	Internet Brands 909 North Sepulveda Blvd., 11th Floor El Segundo, CA 90245 310-280-4000 United States
Scott A. Friedman is Chief Financial Officer of Internet Brands. Prior to joining Internet Brands in August 2008, Mr. Friedman served as the Chief Financial Officer of WPT Enterprises, Inc. Before joining WPT Enterprises, Inc., Mr. Friedman was Controller at Sony Pictures Digital, and previously served in various accounting and financial capacities at The Walt Disney Company. He holds Bachelor of Accountancy from George Washington University.

Name	Position	Business Address and Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
B. Lynn Walsh	Vice President and Secretary	Internet Brands 909 North Sepulveda Blvd., 11th Floor El Segundo, CA 90245 310-280-4000 United States
B. Lynn Walsh is Executive Vice President, Corporate Development, General Counsel and Secretary of Internet Brands. Prior to joining Internet Brands in 2000, Ms. Walsh was a partner in the Technology group at Alston & Bird LLP in Atlanta, Georgia. Prior to Alston & Bird, Ms. Walsh was a partner at Hunton & Williams in Atlanta. She received her B.A. from the University of Michigan and her J.D. from Wayne State University Law School.

2.	Parent

Parent is a Delaware limited liability company with its principal executive offices located at 909 North Sepulveda Blvd., 11th Floor, El Segundo, CA 90245. The telephone number of Parent is 310-280-4000. Parent and its affiliates do business as Internet Brands, a fully integrated online media and software services organization focused on four high-value vertical categories: Health, Automotive, Legal and Home / Travel. The consumer websites of Internet Brands lead their categories and serve more than 100 million monthly visitors, while a full range of web presence offerings has established deep, long-term relationships with SMB and enterprise clients.

Directors and Executive Officers of Parent

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer or Parent are set forth below.

Name	Position	Business Address and Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Robert N. Brisco	Director and Chief Executive Officer and President	See respective information under “Directors and Executive Officers of the Purchaser” in Section 1 of this Schedule I.	See respective information under “Directors and Executive Officers of the Purchaser” in Section 1 of this Schedule I.

Herald Y. Chen	Director	Kohlberg Kravis Roberts & Co. L.P. 2800 Sand Hill Road, Menlo Park, CA 49025 650-233-6560 United States
Herald Y. Chen rejoined KKR in 2007, having previously worked for the firm from 1995 to 1997 and heads the firm’s Technology industry team. From 2002 to 2007, Mr. Chen served as a Director and then later as a Managing Director at Fox Paine & Company, a private equity firm. From 2004 to 2005, Mr. Chen also served as Chief Executive Officer at AMCI Corporation, a medical device company. Mr. Chen co-founded Jamcracker Inc., a web-services platform company, in 1999 and

Name	Position	Business Address and Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

served as its Chief Financial Officer from its inception until 2002. From September 2009 to December 2011, Mr. Chen served on the board of directors of Eastman Kodak Company. Mr. Chen currently serves on the board of directors of GoDaddy, Inc. and several private companies. Mr. Chen holds a B.S. degree in Economics (Finance) and a B.S.E. degree in Mechanical Engineering from the University of Pennsylvania and an M.B.A. degree from the Stanford University Graduate School of Business.

John I. Park	Director	Kohlberg Kravis Roberts & Co. L.P. 2800 Sand Hill Road, Menlo Park, CA 49025 650-233-6560 United States
John I. Park has, since May 2013, worked in various roles at KKR and is currently a Director. From June 2006 to April 2013, Mr. Park served in a similar role at Apax Partners LP, and from July 2004 to May 2006, as an investment banker at Morgan Stanley & Co. Mr. Park currently serves on the board of directors of GoDaddy, Inc. and several private companies. Mr. Park holds an A.B. degree in Economics, cum laude, from Princeton University and an M.B.A. degree from Harvard Business School.

Scott A. Friedman	Chief Financial Officer	See respective information under “Directors and Executive Officers of the Purchaser” in Section 1 of this Schedule I.	See respective information under “Directors and Executive Officers of the Purchaser” in Section 1 of this Schedule I.
B. Lynn Walsh	Executive Vice President, Corporate Development, General Counsel and Corporate Secretary	See respective information under “Directors and Executive Officers of the Purchaser” in Section 1 of this Schedule I.	See respective information under “Directors and Executive Officers of the Purchaser” in Section 1 of this Schedule I.
3.	KKR NAXI

KKR NAXI is a Cayman Islands limited partnership with principal executive offices c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, New York 10019. The telephone number of its principal executive offices is (212) 750-8300. The general partner of KKR North America Fund XI L.P. is KKR Associates North America XI L.P. (“Associates XI”). The general partner of Associates XI is KKR North America XI Limited (“KKR NAXI Ltd.”). The sole shareholder of KKR NAXI Ltd. is KKR Fund Holdings L.P. (“Fund Holdings”). KKR Fund Holdings GP Limited (“Fund Holdings GP”) is a general partner of Fund Holdings. KKR Group Holdings L.P. (“Group Holdings”) is a general partner of Fund Holdings and the sole shareholder of Fund Holdings GP. KKR Group Limited (“Group Ltd.”) is the general partner of Group Holdings. KKR & Co. L.P. (“KKR & Co.”

and, together with its subsidiaries, the “KKR Group”) is the sole shareholder of Group Ltd. KKR Management LLC (“KKR Management”) is the general partner of KKR & Co. Henry R. Kravis and George R. Roberts are the designated members of KKR Management.

KKR NAXI holds its investment in Parent and the Purchaser through its alternative investment vehicle, KKR North America Fund XI (Indigo) L.P. (“NAXI AIV”), the general partner of which is KKR Associates North America XI AIV L.P. (“Associates AIV”), the general partner of which is KKR North America XI AIV GP LLC (“KKR NAXI LLC”). The sole member of KKR NAXI LLC is KKR Management Holdings L.P. (“Management Holdings”). KKR Management Holdings Corp. (“Management Holdings GP” and, together with Associates XI, KKR NAXI Ltd., NAXI AIV, Associates AIV, KKR NAXI LLC, Fund Holdings, Fund Holdings GP, Management Holdings, Management Holdings GP, Group Holdings, Group Ltd., KKR & Co. and KKR Management, the “KKR Entities”) is the general partner of Management Holdings. Group Holdings is the sole shareholder of Management Holdings GP. The principal executive offices of each of Mr. Kravis, a United States citizen, and each of the KKR Entities is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, New York 10019 and the telephone number of the principal executive offices of the KKR Entities is (212) 750-8300. The address of Mr. Roberts, a United States citizen, is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025 and the telephone number at such address is 650-233-6560.

KKR NAXI is a private investment fund focused on making investments in a variety of industries and NAXI AIV is an alternative investment vehicle of KKR NAXI. The principal business activity of Associates XI and of Associates AIV is serving as the general partner of KKR NAXI and NAXI AIV, respectively. The principal business activity of KKR NAXI Ltd. and of KKR NAXI LLC is serving as the general partner of Associates XI and Associates AIV, respectively. The principal business activity of Fund Holdings and of Management Holdings is serving as a holding company of various KKR group entities. The principal business activity of Fund Holdings GP and Group Holdings is serving as the general partner of Fund Holdings. The principal business activity of Management Holdings GP is serving as the general partner of Management Holdings. The principal business activity of Group Ltd. is serving as the general partner of Group Holdings. The principal business activity of KKR & Co. is as a holding entity of the KKR Group. The principal business activity of KKR Management is serving as the general partner of KKR & Co.

Directors and Executive Officers of KKR Management

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each designated member of KKR Management are set forth below.

Name	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Henry R. Kravis	Designated Member
Henry R. Kravis co-founded Kohlberg Kravis Roberts & Co. L.P. in 1976 and is Co-Chairman and Co-Chief Executive Officer of the KKR Group. He is actively involved in managing the firm and serves on regional Private Equity Investment and Portfolio Management Committees. Mr. Kravis currently serves on the boards of First Data Corporation and ICONIQ Capital, LLC. He also serves as a director, chairman emeritus or trustee of several cultural, professional, and educational institutions, including the Business Council, Claremont McKenna College, Columbia Business School, Mount Sinai Hospital, the Partnership for New York City, the Partnership Fund for New York City, Rockefeller University, Sponsors for Educational Opportunity and Tsinghua University School of Economics and Management. Mr. Kravis founded the Kravis Leadership Institute at Claremont McKenna College, where he established the Kravis Prize in Leadership, which honors leadership in the non-profit sector. He earned a B.A. from Claremont McKenna College in 1967 and an M.B.A. from the Columbia Business School in 1969.

Name	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
George R. Roberts	Designated Member
George R. Roberts co-founded Kohlberg Kravis Roberts & Co. L.P. in 1976 and is Co-Chairman and Co-Chief Executive Officer of the KKR Group. He is actively involved in managing the firm and serves on regional Private Equity Investment and Portfolio Management Committees. Mr. Roberts serves as a director or trustee of several cultural and educational institutions, including Claremont McKenna College. He is also founder and chairman of the board of directors of REDF, a San Francisco nonprofit organization. He earned a B.A. from Claremont McKenna College in 1966 and a J.D. from the University of California (Hastings) Law School in 1969.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of WebMD or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary and Paying Agent as follows:

The Depositary and Paying Agent for the Offer is:

By Mail:	By Overnight Courier:

American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

By Facsimile:

For Eligible Institutions Only:
718-234-5001

For Confirmation Only Telephone:
877-248-6417

Questions or requests for assistance may be directed to the Information Agent at the telephone numbers and address set forth below. Questions or requests for assistance or additional copies of the Offer to Purchase, this Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the address and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th floor
New York, New York 10022

Stockholders may call toll free: (877) 456-3524
Banks and Brokers may call collect: (212) 750-5833